Exhibit 99.1

Consolidated financial statements

VimpelCom Ltd.

As of 31 December 2015 and 2014 and

for the three years ended 31 December 2015

Report of independent registered public accounting firm to be provided: 2015 and 2014

Report of independent registered public accounting firm to be provided: 2013

Report of Independent Registered Public Accounting Firm

To: the Supervisory Board and Shareholders of VimpelCom Ltd. (“the Company”)

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of VimpelCom Ltd. and its subsidiaries at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Amsterdam, 31 March, 2016

PricewaterhouseCoopers Accountants N.V.

/s/ F.P. Izeboud RA, CPA

F.P. Izeboud RA, CPA

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Shareholders of VimpelCom Ltd.

We have audited the accompanying consolidated income statement and statements of comprehensive income, changes in equity, and cash flows of VimpelCom Ltd. for the year ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of VimpelCom Ltd.’s operations and its cash flows for the year ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young Accountants LLP

Amsterdam, The Netherlands

May 15, 2014,

except for Notes 6, 7, and 28, as to which the date is

March 31, 2016

VimpelCom Ltd.

Consolidated income statement

for the years ended December 31, 2015, 2014 and 2013

		Year ended December 31,
(In millions of U.S. dollars, except per share amounts)	Note	2015		2014		2013
Service revenues			9,332		13,231		15,472
Sale of equipment and accessories			190		218		391
Other revenues/ other income	8		103		68		103

Total operating revenues	7		9,625		13,517		15,966

Operating expenses
Service costs			1,956		2,962		3,595
Cost of equipment and accessories			231		252		438
Selling, general and administrative expenses*	9		4,563		4,743		6,256
Depreciation	15		1,550		1,996		2,245
Amortization	16		517		647		808
Impairment loss	10		245		976		2,963
Loss on disposals of non-current assets	15		39		68		93

Total operating expenses			9,101		11,644		16,398

Operating profit			524		1,873		(432)

Finance costs			829		1,077		1,213
Finance income			(52)		(52)		(90)
Other non-operating losses /(gains)	13		42		(121)		(84)
Share of (profit) /loss of associates and joint ventures accounted for using the equity method	12		(14)		38		159
Net foreign exchange loss			314		556		12

(Loss)/ profit before tax			(595)		375		(1,642)

Income tax expense	11		220		598		1,813

(Loss)/ profit for the period from continuing operations			(815)		(223)		(3,455)

Profit /(loss) after tax for the period from discontinued operations	6		262		(680)		(633)

(Loss)/ profit for the period			(553)		(903)		(4,088)

Attributable to:
The owners of the parent (continuing operations)			(917)		33		(1,992)
The owners of the parent (discontinued operations)			262		(680)		(633)
Non-controlling interest	12		102		(256)		(1,463)

			(553)		(903)		(4,088)

Earnings/ (loss) per share from continued operations
Basic, (loss)/ profit for the period attributable to ordinary equity holders of the parent	14	-$	0.52		$0.02	-$	1.16
Diluted, (loss)/ profit for the period attributable to ordinary equity holders of the parent	14	-$	0.52		$0.02	-$	1.16
Earnings/ (loss) per share from discontinued operations
Basic, profit/ (loss) for the period attributable to ordinary equity holders of the parent	14		$0.15	-$	0.39	-$	0.37
Diluted, profit/ (loss) for the period attributable to ordinary equity holders of the parent	14		$0.15	-$	0.39	-$	0.37

Amounts for 2014 and 2013 have been restated to reflect the classification of Italy as held for sale and discontinued operations

*	Expenses have been presented based on the nature of the expense in the consolidated income statement other than Selling, general and administrative expenses, which has been presented based on the function of the expense.

The accompanying notes are an integral part of these consolidated financial statements.

VimpelCom Ltd.

Consolidated statement of comprehensive income

for the years ended December 31, 2015, 2014 and 2013

		Year ended December 31,
(In millions of U.S. dollars)	Note	2015	2014	2013
(Loss)/ profit for the period		(553)	(903)	(4,088)

Other comprehensive income to be reclassified to profit or loss in subsequent periods
Net movement on cash flow hedges (net of tax of US$5, US$5 and US$10 for 2015, 2014 and 2013 respectively)	17	13	145	100
Foreign currency translation	22	(1,836)	(4,228)	(565)
Other		31	5	—
Other comprehensive income items not being reclassified to the income statement in subsequent periods		—	—	—

Other comprehensive loss for the period, net of tax		(1,792)	(4,078)	(465)

Total comprehensive loss for the period, net of tax		(2,345)	(4,981)	(4,553)

Attributable to:
The owners of the parent		(1,727)	(4,633)	(3,156)
Non-controlling interests		(618)	(348)	(1,397)

		(2,345)	(4,981)	(4,553)

The accompanying notes are an integral part of these consolidated financial statements.

VimpelCom Ltd.

Consolidated statement of financial position

as of December 31,

(In millions of U.S. dollars)	Note	2015	2014
Assets
Non-current assets
Property and equipment	15	6,239	11,849
Intangible assets	16	2,224	7,717
Goodwill	10	4,223	10,285
Investments in associates and joint ventures	12	201	265
Deferred tax assets	11	150	575
Non-current income tax advance	11	28	91
Other financial assets	17	164	602
Other non-financial assets	18	105	26

Total non-current assets		13,334	31,410

Current assets
Inventories	19	104	117
Trade and other receivables	20	677	1,886
Other non-financial assets	18	334	797
Current income tax assets	11	259	219
Other financial assets	17	395	266
Cash and cash equivalents	21	3,614	6,342

Total current assets		5,383	9,627

Assets classified as held for sale	6	15,137	5

Total assets		33,854	41,042

Equity and liabilities
Equity
Equity attributable to equity owners of the parent	22,23	3,765	5,006
Non-controlling interests	12	129	(1,030)

Total equity		3,894	3,976

Non-current liabilities
Financial liabilities	17	8,095	23,936
Provisions	24	350	527
Other non-financial liabilities	18	95	401
Deferred tax liabilities	11	404	1,637

Total non-current liabilities		8,944	26,501

Current liabilities
Trade and other payables	17	1,768	4,007
Other non-financial liabilities	18	1,039	1,930
Other financial liabilities	17	1,693	3,188
Current income tax payables	11	19	72
Provisions	24	1,020	1,368

Total current liabilities		5,539	10,565

Liabilities associated with assets held for sale	6	15,477	—

Total equity and liabilities		33,854	41,042

The accompanying notes are an integral part of these consolidated financial statements.

VimpelCom Ltd.

Consolidated statement of changes in equity

for the years ended December 31, 2015, 2014 and 2013

	Attributable to equity owners of the parent
(In millions of U.S. dollars)	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Retained earnings	Foreign currency translation	Total	Non- controlling interests	Total equity
As of January 1, 2015	1,748,598,146	2	12,746	84	(1,990)	(5,836)	5,006	(1,030)	3,976

Profit/(loss) for the period		—	—	—	(655)	—	(655)	102	(553)
Other comprehensive income		—	—	43	—	(1,115)	(1,072)	(720)	(1,792)

Total comprehensive income		—	—	43	(655)	(1,115)	(1,727)	(618)	(2,345)

Dividends declared		—	—	—	(61)	—	(61)	(188)	(249)
Sale of 51% shareholding in Omnium Telecom Algerie, net of tax of US$350 (Note 6)		—	—	644	—	—	644	1,607	2,251
Share-based payment transactions and exercise of stock options	406,502	—	7	(6)	—	—	1	—	1
Restructuring of the Company’s ownership in LLC “Sky Mobile” and LLP “KaR-Tel” (Note 6)		—	—	(98)	—	—	(98)	358	260

As of December 31, 2015	1,749,004,648	2	12,753	667	(2,706)	(6,951)	3,765	129	3,894

	Attributable to equity owners of the parent
(In millions of U.S. dollars)	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Retained earnings	Foreign currency translation	Total	Non- controlling interests	Total equity
As of January 1, 2014	1,748,243,739	2	12,732	(42)	(1,286)	(1,673)	9,733	(655)	9,078

Profit/(loss) for the period		—	—	—	(647)	—	(647)	(256)	(903)
Other comprehensive income		—	—	138	—	(4,124)	(3,986)	(92)	(4,078)

Total comprehensive income		—	—	138	(647)	(4,124)	(4,633)	(348)	(4,981)

Dividends declared		—	—	—	(58)	—	(58)	(21)	(79)
Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control		—	—	(7)	—	(39)	(46)	(10)	(56)
Exercise of stock options	354,407	—	7	(4)	—	—	3	—	3
Share-based payment transactions		—	7	(1)	1	—	7	—	7
Acquisition of non-controlling interest		—	—	—	—	—	—	4	4

As of December 31, 2014	1,748,598,146	2	12,746	84	(1,990)	(5,836)	5,006	(1,030)	3,976

The accompanying notes are an integral part of these consolidated financial statements.

VimpelCom Ltd.

Consolidated statement of changes in equity (continued)

	Attributable to equity owners of the parent
(In millions of U.S. dollars)	Number of shares	Issued capital	Capital Surplus	Other capital reserves	Retained earnings	Foreign currency translation	Total	Non- controlling interest	Total equity
As of January 1, 2013	1,619,202,678	2	11,332	(221)	4,153	(1,020)	14,246	503	14,749

Profit/(loss) for the period		—	—	—	(2,625)	—	(2,625)	(1,463)	(4,088)
Total other comprehensive income /(loss)		—	—	100	12	(643)	(531)	66	(465)

Total comprehensive income /(loss)		—	—	100	(2,613)	(643)	(3,156)	(1,397)	(4,553)

Preferred shares conversion	128,532,000	—	1,392	—	—	—	1,392	—	1,392
Dividends		—	—	—	(2,780)	—	(2,780)	—	(2,780)
Acquisitions		—	(7)	(12)	(21)	—	(40)	53	13
Divestments		—	—	—	(25)	—	(25)	25	—
Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control		—	—	91	—	(10)	81	161	242
Other changes	509,061	—	15	—	—	—	15	—	15

As of December 31, 2013	1,748,243,739	2	12,732	(42)	(1,286)	(1,673)	9,733	(655)	9,078

The accompanying notes are an integral part of these consolidated financial statements.

VimpelCom Ltd.

Consolidated statement of cash flows

for the years ended December 31, 2015, 2014 and 2013

		Year ended December 31,
	Note	2015	2014	2013
(In millions of U.S. dollars)
Operating activities
(Loss) for the year from continuing operations		(815)	(223)	(3,455)
Tax expense	11	220	598	1,813
(Loss)/ profit before tax		(595)	375	(1,642)

Non-cash adjustment to reconcile profit before tax to net cash flows:
Depreciation		1,550	1,996	2,245
Amortization		517	647	808
Impairment loss	10	245	976	2,963
Loss on disposals of non-current assets		39	68	93
Finance income		(52)	(52)	(90)
Finance costs		829	1,077	1,213
Other non-operating losses /(gains)	13	42	(121)	(84)
Shares of losses of associates and joint ventures accounted for using the equity method	12	(14)	38	12
Net foreign exchange loss		314	556	159
Movements in provisions and pensions		(185)	110	1,413
Working capital adjustments:
Changes in trade and other receivables and prepayments		(287)	(2)	102
Changes in inventories		(43)	15	(40)
Changes in trade and other payables		173	327	(26)
Interest paid		(807)	(1,002)	(1,043)
Interest received		49	47	39
Income tax paid		(671)	(442)	(1,089)
Net cash flows from operating activities of discontinued operations		929	666	1,318

Net cash flows from operating activities		2,033	5,279	6,351

Investing activities
Proceeds from sale of property, plant and equipment and intangible assets		18	22	40
Purchase of property, plant and equipment and intangible assets		(2,207)	(3,501)	(2,903)
Loans granted		(102)	(23)	(118)
Repayment of loans granted		101	110	—
Receipts from/(payments on) deposits	17	(361)	290	(316)
Receipts from investments in financial assets		74	38	(12)
Proceeds from sale of shares in subsidiaries, net of cash disposed		—	69	83
Receipt of dividends		—	2	63
Acquisition of subsidiaries, net of cash acquired		(17)	—	2
Net cash flow used in investing activities of discontinued operations		(140)	(984)	(1,052)

Net cash flows used in investing activities		(2,634)	(3,977)	(4,213)

Financing activities
Net proceeds from exercise of share options and purchase of treasury shares		2	3	—
Acquisition of non-controlling interest		(4)	—	(13)
Proceeds from borrowings net of fees paid*		2,052	5,859	3,447
Repayment of borrowings		(4,840)	(3,765)	(3,105)
Proceeds from sale of non-controlling interest net of fees paid		2,307	—	—
Dividends paid to equity owners of the parent		(61)	(71)	(4,055)
Dividends paid to non-controlling interests		(188)	(19)	—
Share capital issued and paid		—	—	1,393
Net cash flow used/from in financing activities of discontinued operations		(707)	(678)	(242)

Net cash flows generated from/(used in) financing activities		(1,439)	1,329	(2,575)

Net increase (decrease) in cash and cash equivalents		(2,040)	2,631	(437)
Net foreign exchange difference		(374)	(743)	(58)
Cash and cash equivalents re-classified as held for sale		(314)	—	—
Cash and cash equivalents at beginning of period	21	6,342	4,454	4,949

Cash and cash equivalents at end of period**	21	3,614	6,342	4,454

*	Fees paid for the borrowing were US$6 (2014: US$56, 2013: US$31)
**	The cash balances as of December 31, 2015 in Uzbekistan of US$495 (2014: US$532, 2013: US$256) and in Ukraine of US$4 (2014: US$116, 2013: US$ nil) are restricted due to local government or central bank regulations (Note 21).

Amounts for 2014 and 2013 have been restated to reflect the classification of Italy as held for sale and discontinued operation.

The accompanying notes are an integral part of these consolidated financial statements.

1	General information

VimpelCom Ltd. (“VimpelCom”, the “Company”, and together with its consolidated subsidiaries, the “Group” or “we”) was incorporated in Bermuda on June 5, 2009. The registered office of VimpelCom is Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. VimpelCom’s headquarters and principal place of business is located at Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands.

The consolidated financial statements are presented in United States dollars (“U.S. dollar” or “US$”). In these notes, U.S. dollar amounts are presented in millions, except for share and per share (or American Depository Shares (“ADS”)) amounts and as otherwise indicated.

VimpelCom’s ADSs are listed on the NASDAQ Global Select Market (“NASDAQ”).

The Company’s largest shareholders, L1T VIP Holdings S.à r.l. (“LetterOne”) and Telenor East Holding II AS (“Telenor”), and their respective affiliates, beneficially own, in the aggregate, approximately 90.9% of our outstanding voting shares (Note 25).

VimpelCom earns revenues by providing voice and data services through a range of traditional and broadband mobile and fixed-line technologies.

As of December 31, 2015, the Company operated telecommunications services in Russia, Italy, Algeria, Kazakhstan, Ukraine, Pakistan, Bangladesh, Armenia, Tajikistan, Uzbekistan, Georgia, Kyrgyzstan and Laos. The Company also holds an equity shareholding in a company operating in Zimbabwe. See also Note 6 for significant transactions affecting Italy, Pakistan and Zimbabwe.

During 2015, the Company recorded a provision for the investigations relating to the Company’s operations in Uzbekistan in the amount of US$900 (Note 24).

During 2015, the Company also classified its operations in Italy as an asset held for sale and discontinued operation following the signing of an agreement with CK Hutchison Holdings Ltd., the parent company of 3 Italia S.p.A. (“3 Italia”), on August 6, 2015 to combine the Company’s operations in Italy with 3 Italia in a 50/50 joint venture (Note 6).

Several local currencies demonstrated significant volatility against the U.S. dollar in 2015, which impacted the Company’s financial position and results of operations following the translation of non-U.S. currency amounts into U.S. dollars for consolidation purposes. In particular, in U.S. dollar terms, the devaluation of local currencies caused a 30% decrease in total revenue for the Group during 2015 as compared with 2014. See also Note 5 for foreign currency sensitivities.

In addition, the foreign exchange rate used to translate the local currency in Uzbekistan into U.S. dollars for consolidation purposes is an official rate published by the Central Bank of the Republic of Uzbekistan. However, this exchange rate is not achievable in expatriating funds out of the country due to restrictions imposed by the local government. The assets of our business in Uzbekistan represented US$1,281 of the total assets in the Company’s statement of financial position as of December 31, 2015. However, if the Company applied the exchange rate implied by market transactions, instead of the exchange rate used to translate the local currency into U.S. dollars, we believe the assets of Uzbekistan would decrease significantly in U.S. dollar terms.

2	Basis of preparation of the consolidated financial statements

Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective at the time of preparing the consolidated financial statements and applied by VimpelCom. The consolidated financial statements have been prepared on a historical cost basis, unless disclosed otherwise.

The preparation of these consolidated financial statements has required management to apply accounting policies and methodologies based on complex and subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The use of these judgements and estimates and assumptions affects the amounts reported in the statement of financial position, the income statement, statement of cash flows, statement of changes in equity as well as the notes. The final amounts for items for which estimates and assumptions were made in the consolidated financial statements may differ from those reported in these statements due to the uncertainties that characterize the assumptions and conditions on which the estimates are based.

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries. Subsidiaries are all entities (including structured entities) over which the Company has control.

Inter-company transactions, balances and unrealized gains or losses on transactions between Group companies are eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform with the Group’s accounting policies.

The Company’s investments in its associates and joint ventures are accounted for using the equity method. Under the equity method, the investment in an associate or a joint venture is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Company’s share of net profit after tax, other comprehensive income and equity of the associate or joint venture since the acquisition date.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

If the Company loses control over a subsidiary, it derecognizes the related subsidiary’s assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in the income statement. Any investment retained is recognized at fair value.

3	Significant accounting policies

New accounting pronouncements not yet adopted by the Company

The following are significant and relevant new standards that are issued, but not yet effective, up to the date of the issuance of the Group’s financial statements, and which have not been early adopted by the Company:

•	IFRS 15, ‘Revenue from contracts with customers’. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018. The primary impact on revenue reporting will be that when the Group sells subsidized devices together with airtime service agreements to customers, revenue allocated to equipment and recognized when control of the device passes to the customer will increase and revenue recognized as services are delivered will reduce. In addition, certain incremental costs incurred in acquiring a contract with a customer will be deferred on the balance sheet and amortized as revenue is recognized under the related contract; this will generally lead to the later recognition of charges for some commissions payable to third party dealers and employees. The Group is in the process of assessing the impact of IFRS 15. The highlighted changes may have a material impact on the consolidated income statement and consolidated statement of financial position upon adoption of IFRS 15 in 2018.

•	IFRS 9, ‘Financial instruments’. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. The standard is effective for accounting periods beginning on or after January 1, 2018. The Group has yet to assess IFRS 9’s impact, which may have a material impact on the consolidated income statement and consolidated financial position upon adoption in 2018.

•	IFRS 16, ‘Leases’. It replaces the guidance in IAS 17 whereby most of the operating leases will be recorded on the statement of financial position. The standard is effective for accounting periods beginning on or after January 1, 2019. The Group has yet to assess the impact of IFRS 16, which may have a material impact on the consolidated income statement and consolidated financial position upon adoption in 2019.

Future changes in IFRS

IFRSs are continuously undergoing a process of revision, with a view to increasing harmonization of accounting rules internationally. Proposals to issue new IFRSs or amendments to IFRS, as yet unpublished, including standards as discussed above, or other topics may change standards and may therefore affect the accounting policies applied by VimpelCom in future periods.

Foreign currency translation

The consolidated financial statements of the Group are presented in U.S. dollars. Each entity in the Group determines its own functional currency and amounts included in the financial statements of each entity are measured using that functional currency.

Upon consolidation, the assets and liabilities of foreign operations are translated into U.S. dollars at the rate of exchange prevailing at the reporting date and their income statements are translated at the weighted average exchange rate for the period, with the difference recognized in the currency translation reserve.

Revenue recognition

VimpelCom generates revenue from providing voice, data and other telecommunication services through a range of wireless, fixed and broadband Internet services, as well as selling equipment and accessories. Products and services may be sold separately or in bundled packages.

Generally, revenue for products is recorded when the equipment is sold or upon transfer of the associated risks and rewards, and revenue for services is recorded when the services are rendered. Revenue for bundled packages is recorded based on the relative fair value allocation of each component in the bundle.

Wireless services

Service revenue includes revenue from airtime charges from contract and prepaid customers, monthly contract fees, interconnect revenue, roaming charges and charges for value added services (“VAS”). VAS includes short messages (“SMS”), multimedia messages (“MMS”), caller number identification, call waiting, data transmission, mobile internet, downloadable content, mobile finance services, machine-to-machine and other services. The content revenue relating to VAS is presented net of related costs when the Company acts as an agent of the content providers and gross when the Company acts as the primary obligor of the transaction.

More specifically, the accounting for revenue sharing agreements and delivery of content depends on the analysis of the facts and circumstances surrounding these transactions, which will determine if the revenue is recognized gross or net.

VimpelCom charges customers a fixed monthly fee for the use of certain services. Such fees are recognized as revenue in the respective month when earned.

Service revenue is generally recognized when the services (including VAS and roaming revenue) are rendered. Sales of prepaid cards, used as a method of cash collection, is accounted for as customer advances for future services and the respective revenue is deferred until the customer uses the airtime. Prepaid cards might not have expiration dates but are subject to statutory expiration periods, and unused prepaid balances are added to service revenue based on an estimate of the expected balance that will expire unused.

Some tariffs include bundle rollovers which effectively allow customers to rollover unused minutes from one month to the following month. For these tariffs, the portion of the access fee representing the fair value of the rolled over minutes is deferred until the service is delivered.

Sales of equipment

Revenue from mobile equipment sales, such as handsets, are recognized in the period in which the equipment is sold to either a network customer or, if sold via an intermediary, when the significant risks and rewards associated with the device have passed to the intermediary and the intermediary has no general right of return or if a right of return exists, when such right has expired.

Interconnect and roaming revenue

Interconnect revenue (transit traffic) is generated when the Group receives traffic from mobile or fixed customers of other operators and that traffic terminates on VimpelCom’s network. Revenue is recognized on a gross or net basis depending on the amount of control over the traffic routing and hence exposure to risks and rewards.

The Group recognizes mobile usage and roaming service revenue based on minutes of traffic processed or contracted fee schedules when the services are rendered. Roaming revenue include both revenue from VimpelCom customers who roam outside of their home country network and revenue from other wireless carriers for roaming by their customers on VimpelCom’s network. Revenue due from foreign carriers for international roaming calls are recognized in the period in which the call occurs.

Fixed-line services

Revenue from traditional voice services and other service contracts is accounted for when the services are provided. Revenue from Internet services is measured primarily by monthly fees and internet-traffic volume which has not been included in monthly fees. Payments from customers for fixed-line equipment are not recognized as revenue until installation and testing of such equipment are completed and the equipment is accepted by the customer. Domestic Long Distance/International Long Distance (“DLD/ILD”) and zonal revenue are recorded gross or net depending on the contractual arrangements with the end-users.

Connection fees

VimpelCom defers upfront telecommunications connection fees. The deferral of revenue is recognized over the estimated average customer life or the minimum contractual term, whichever is shorter. The Company also defers direct incremental costs related to connection fees for fixed line customers, in an amount not exceeding the revenue deferred.

Multiple elements agreements (“MEA”)

MEA are agreements under which VimpelCom provides more than one service. Services/ products may be provided or ‘bundled’ under different agreements or in groups of agreements which are interrelated to such an extent that, in substance, they are elements of one agreement. In the event of an MEA, each element is accounted for separately if it can be distinguished from the other elements and has a fair value on a standalone basis. The customer’s perspective is important in determining whether the transaction contains multiple elements or is just a single element arrangement. The relative fair value method is applied in determining the value to be allocated to each element of an MEA. Fair value is determined as the selling price of the individual item. If an item has not been sold separately by the Group yet, but is sold by other suppliers, the fair value is the price at which the items are sold by the other suppliers.

Dealer commissions

Dealer commissions are expensed in the consolidated income statement when the services are provided unless they meet the definition of an asset.

Taxation

Income tax expense represents the aggregate amount determined on the profit for the period based on current tax and deferred tax.

In cases when the tax relates to items that are charged to other comprehensive income or directly to equity, the tax is also charged respectively to other comprehensive income or directly to equity.

Uncertain tax positions

The Group’s policy is to comply with the applicable tax regulations in the jurisdictions in which its operations are subject to income taxes. The Group’s estimates of current income tax expense and liabilities are calculated assuming that all tax computations filed by the Company’s subsidiaries will be subject to a review or audit by the relevant tax authorities. The Company and the relevant tax authorities may have different interpretations of how regulations should be applied to actual transactions (Note 24 and 26). Such uncertain tax positions are accounted for in accordance with IAS 12 ‘Income Taxes’ or IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’ depending on the type of tax in question.

Deferred taxation

Deferred taxes are recognized using the liability method and thus are computed as the taxes recoverable or payable in future periods in respect of deductible or taxable temporary differences (Note 11).

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

•	Telecommunication equipment 3—20 years;

•	Buildings and constructions 10—50 years;

•	Office and measuring equipment 3—10 years; and

•	Other equipment 3—10 years.

Equipment acquired under a finance lease arrangement is depreciated on a straight-line basis over its estimated useful life or the lease term, whichever is shorter.

Each asset’s residual value, useful life and method of depreciation is reviewed at the end of each financial year and adjusted prospectively, if necessary.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time (longer than six months) to get ready for its intended use are capitalized as part of the cost of the respective qualifying assets. All other borrowing costs are expensed in the period incurred.

Intangible assets (excluding Goodwill)

Intangible assets acquired separately are measured initially at cost, and are subsequently measured at cost less accumulated amortization and impairment losses.

Intangible assets with a finite useful life are amortized over the estimated useful life as follows:

•	licenses and other significant contractual intangibles are amortized with the straight-line method over the contractual life of the asset as defined by the license or other agreement;

•	intangible assets associated with customer relationships are generally amortized with a declining balance amortization pattern based on the value contribution brought by customers; and

•	other intangible assets are amortized with the straight-line method over an estimated useful life not exceeding 5 years.

The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least annually.

Goodwill

Goodwill is recognized for the future economic benefits arising from net assets acquired that are not individually identified and separately recognized.

Goodwill is not amortized but is tested for impairment annually and as necessary when circumstances indicate that the carrying value may be impaired.

The Company bases its impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of the Company’s cash generating units (“CGUs”). These budgets and forecast calculations are available for a period of five years. For longer periods, a long-term growth rate is applied in order to project future cash flows after the fifth year. See Note 10 for further details about the carrying amount of goodwill and CGUs.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards associated with ownership of the leased asset to VimpelCom. All other leases are classified as operating leases. The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date, or when the terms of the agreement are modified.

Finance leases

At the commencement of a finance lease term, VimpelCom recognizes the assets and liabilities in its statement of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments as determined at the inception of the lease. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation.

The discount rate used in calculating the present value of the minimum lease payments is the interest rate implicit in the lease. If there is no interest rate in the lease, the Company’s incremental borrowing rate is used. Any initial direct costs of VimpelCom related to the lease are added to the amount recognized as an asset.

Operating leases

The rental payable under operating leases is recognized as an operating lease expenses in the income statement on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of VimpelCom’s benefit. No asset is capitalized. If the periodic payments or part of the periodic payments has been prepaid, the Company recognizes these prepayments in the statement of financial position as other non-financial assets.

Impairment of assets

Property and equipment, intangible assets and investments in associates and joint ventures are tested for impairment. The Company assesses, at the end of each reporting period, whether there are any indicators that an asset may be impaired. If there are such indicators (i.e. asset becoming idle, damaged or no longer in use), the Company estimates the recoverable amount of the asset.

Impairment losses of continuing operations are recognized in the income statement in a separate line item.

Trade and other receivables

Trade and other receivables are measured at amortized cost and include invoiced amounts less appropriate allowances for estimated uncollectible amounts. Estimated uncollectible amounts are based on the ageing of the receivable balances, payment history and other evidence of collectability. Receivable balances are written off when management deems them not to be collectible.

Cash and cash equivalents

Cash and cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes and are comprised of cash at banks and on hand and highly liquid investments that are readily convertible to known amounts of cash, are subject to only an insignificant risk of changes in value and have an original maturity of less than three months.

Inventory

Inventory is measured at the lower of cost and net-realizable value and carried at the weighted average cost basis.

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are discounted using a current pre-tax rate if the time value of money is significant.

Financial instruments and hedging

The Company applies cash flow hedge accounting using financial instruments (usually derivatives) to mitigate all or some of the risk of a hedged item. Any gains or losses on the hedging instrument (a derivative) are initially included in other comprehensive income. The amount included in other comprehensive income is the lesser of the fair value of the hedging instrument and the hedged item. Where the hedging instrument has a fair value greater than the hedged item, the excess is recorded in the income statement as ineffectiveness. Gains or losses deferred in other comprehensive income are reclassified to the income statement when the hedged item affects the income statement.

Any derivative instruments for which no hedge accounting is applied are recorded at fair value with any fair value changes recognized directly in the income statement.

Non-current assets (or disposal groups) held for sale and discontinued operations

Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction or loss of control rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell.

Non-current assets (including those that are part of a disposal group) are not depreciated or amortized while they are classified as held for sale.

Assets and liabilities of a disposal groups) classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

A discontinued operation is a component is classified as held for sale and that represents a separate major line of business or geographical area of operations.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount in the income statement. Additional disclosures are provided in Note 6. All other notes to the financial statements include amounts for continuing operations, unless otherwise mentioned.

4	Significant accounting judgments, estimates and assumptions

Accounting judgments

Revenue Recognition

The Group’s revenue primarily consists of revenue from sale of services and periodic subscriptions. The Group offers customers, via multiple element agreements (‘bundles’) or otherwise, a number of different services with different price plans, and provides discounts in various types and forms, often in connection with different campaigns, over the contractual or average customer relationship period. Determining the fair value of each deliverable can require complex estimates due to the nature of the goods and services provided. The Group also sells wholesale products to other operators and vendors in different countries and across borders. Management has to make estimates related to revenue recognition, relying to some extent, on information from other third party operators regarding values of services delivered. Management also makes estimates for the final outcome in instances where the other parties dispute the amounts charged. Furthermore, management has to estimate the average customer relationship for revenue that is initially recognized as deferred revenue in the statement of financial position and is thereafter recognized in the income statement over a future period, for example, revenue from connection fees. Management also applies judgment in evaluating gross or net presentation of revenue and associated fees. In this case, among others, the main factor is whether the Company is considered as the primary obligor in the transactions, and the extent of latitude in establishing prices.

Impairment of non-current assets

The Group has made significant investments in property and equipment, intangible assets, goodwill and other investments.

Estimating recoverable amounts of assets and CGUs must, in part, be based on management’s evaluations, including the determination of the appropriate CGUs, the discount rate, estimates of future performance, the revenue generating capacity of the assets, timing and amount of future purchases of property and equipment, assumptions of the future market conditions and the long-term growth rate into perpetuity (terminal value). In doing this, management needs to assume a market participant perspective. Changing the assumptions selected by management, in particular, the discount rate and growth rate assumptions used to estimate the recoverable amounts of assets could significantly impact the Group’s impairment evaluation and hence results.

A significant part of the Group’s operations is in countries with emerging markets. The political and economic situation in these countries may change rapidly and recession may potentially have a significant impact on these countries. On-going recessionary effects in the world economy, and increased macroeconomic risks, impact our assessment of cash flow forecasts and the discount rates applied.

There are significant variations between different markets with respect to growth, mobile penetration, ARPU, market share and similar parameters, resulting in differences in operating margins. The future developments of operating margins are important in the Group’s impairment assessments, and the long-term estimates of these margins are highly uncertain. In particular this is the case for emerging markets that are still not in a mature phase.

See Note 10 for further information about the goodwill and other non-current assets impairment test.

Depreciation and amortization of non-current assets

Depreciation and amortization expenses are based on management estimates of useful life, residual value and amortization method of property and equipment and intangible assets. Estimates may change due to technological developments, competition, changes in market conditions and other factors and may result in changes in the estimated useful life and in the amortization or depreciation charges. Technological developments are difficult to predict and our views on the trends and pace of development may change over time. Some of the assets and technologies, in which the Group invested several years ago, are still in use and provide the basis for the new technologies. Critical estimates in the evaluations of useful lives for intangible assets include, but are not limited to, the estimated average customer relationship based on churn, the remaining license or concession period and the expected developments in technology and markets. The useful lives of property and equipment and intangible assets are reviewed at least annually, taking into consideration the factors mentioned above and all other important relevant factors. Estimated useful lives for similar types of assets may vary between different entities in the Group due to local factors such as growth rate, maturity of the market, history and expectations for replacements or transfer of assets, climate and quality of components used. The actual economic lives of intangible assets may be different than our estimated useful lives, thereby resulting in a different carrying value of our intangible assets with finite lives. We continue to evaluate the amortization period for intangible assets with finite lives to determine whether events or circumstances warrant revised amortization periods. A change in estimated useful lives is a change in accounting estimate, and depreciation and amortization charges are adjusted prospectively. See Note 15 and 16 for further information.

Deferred tax assets and uncertain tax positions

Deferred tax assets are recognized to the extent that it is probable that the assets will be realized. Significant judgment is required to determine the amount that can be recognized and depends foremost on the expected timing, level of taxable profits, tax planning strategies and the existence of taxable temporary differences. The estimates relate primarily to losses carried forward in some of the Group’s foreign operations. When an entity has a history of recent losses the deferred tax asset arising from unused tax losses is recognized only to the extent that there is convincing evidence that sufficient future taxable profit will be generated. Estimated future taxable profit is not considered such evidence unless that entity has demonstrated the ability by generating significant taxable profit for the current year or there are certain other events providing sufficient evidence of future taxable profit. New transactions and the introduction of new tax rules may also affect the judgments due to uncertainty concerning the interpretation of the rules and any transitional rules.

Provisions for uncertain tax positions are recognized when it is probable that a tax position will not be sustained and the amount can be reliably measured. The expected resolution of uncertain tax positions is based upon management’s judgment of the likelihood of sustaining a position taken through tax audits, tax courts and/or arbitration, if necessary. Circumstances and interpretations of the amount or likelihood of sustaining a position may change through the settlement process. Furthermore, the resolution of uncertain tax positions is not always within the control of the Group and it is often dependent on the efficiency of the legal processes in the relevant taxing jurisdictions in which the Group operates. Issues can, and often do, take many years to resolve. See Note 11 and Note 26 for further information.

Fair value of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the statement of financial position cannot be derived from active markets, their fair value is determined using valuation techniques, including discounted cash flow models. The inputs to these models are taken from observable markets where possible, but when this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. See Note 17 for further information.

Provisions

The Group is subject to various legal proceedings, disputes and claims, including regulatory discussions related to the Group’s business, licenses, tax positions and investments and the outcomes are subject to significant uncertainty. Management evaluates, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Unanticipated events or changes in these factors may require the Group to increase or decrease the amount recorded or to be recorded for a matter that has not been previously recorded because it was not considered probable.

For certain operations in emerging markets, the Group is involved in legal proceedings and regulatory discussions. Management’s estimates relating to legal proceedings and regulatory discussions in these countries involve a high level of uncertainty. See Note 24 and 26 for further information.

Debt refinancing

The Company occasionally negotiates with lenders to restructure its existing debt obligations. Such restructuring may result in a modification or an exchange of debt instruments with the lender that may be carried out in a number of ways. Whether a modification or exchange of debt instruments represents a settlement of the original debt or merely a renegotiation of that debt determines the accounting treatment that should be applied by the Company. An exchange between the Company and the existing lender of debt instruments with substantially different terms is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability with a resulting profit or loss recorded in the income statement. If the terms are not substantially different, modification accounting is applied, whereby no profit or loss is recorded in the income statement. The terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability. In addition to this test, the Company needs to apply judgment if there are other qualitative factors that would indicate the terms to be substantially different. See Note 17 for details of the debt refinancing completed by the Company, and the corresponding accounting concluded.

5	Financial risk management

The Group’s principal financial liabilities, other than derivatives, comprise of loans and borrowings and trade and other payables. The main purpose of these financial liabilities is to finance the Group’s operations. The Group has trade and other receivables, and cash and short-term deposits that derive directly from its operations. The Company views derivative instruments as risk management tools and does not use them for trading or speculative purposes.

The Group is exposed to market risk, credit risk and liquidity risk.

The Company’s Management Board oversees the management of these risks. The Company’s Management Board is supported by the treasury department that advises on financial risks and the appropriate financial risk governance framework for the Company. The Finance and Strategy Committee provides assurance to the Company’s Management Board that the Group’s financial risk management activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with Group policies and Group risk appetite. All derivative activities for risk management purposes are carried out by specialist teams that have the appropriate skills, experience and supervision.

The Group Chief Executive Officer, the Group Chief Financial Officer and other senior management of the Company review and agree on policies for managing each of these risks which are summarized below.

Market risk

Market risk is the risk that the fair value of future cash flows or a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risk: interest rate risk, currency risk, and credit risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations with floating interest rates. The Company manages its interest rate risk by having a balanced portfolio of fixed and variable rate loans and borrowings and through hedging activities.

At December 31, 2015, after taking into account the effect of interest rate swaps, approximately 77% of the Company’s borrowings are at a fixed rate of interest (2014: 76%).

Interest rate sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on loans and borrowings, taking into account the related derivative financial instruments, cash and cash equivalents and current deposits. With all other variables held constant, the Company’s profit before tax is affected through the impact on floating rate borrowings while the Company’s equity is affected through the impact of a parallel shift of the yield curve on the fair value of derivatives to which cash flow hedge accounting is applied as follows:

	Increase/decrease in basis points	Effect on profit / (loss) before tax	Effect on other components of equity
2015
US Dollar	+100	12	—
Algerian Dinar	+100	(1)	—
Uzbek Som	+100	8	—
Pakistani Rupee	+100	(1)	3
Other currencies	+100	1	—

US Dollar	-100	(12)	—
Algerian Dinar	-100	1	—
Uzbek Som	-100	(8)	—
Pakistani Rupee	-100	1	(3)
Other currencies	-100	(1)	—

2014
Euro	+100	(18)	253
US Dollar	+100	3	(242)
Algerian Dinar	+100	27	—
Uzbek Som	+100	6	—
Pakistani Rupee	+100	(3)	—
Other currencies	+100	(12)	—

Euro	-100	37	(72)
US Dollar	-100	(3)	252
Algerian Dinar	-100	(27)	—
Uzbek Som	-100	(6)	—
Pakistani Rupee	-100	3	—
Other currencies	-100	(7)	—

Interest rate sensitivity – discontinued operations

As of December 31, 2015 the following table demonstrates the sensitivity to a reasonably possible change in interest rates on loans and borrowings, taking into account the related derivative financial instruments, cash and cash equivalents and current deposits in relation to our discontinued operations.

	Increase/decrease in basis points	Effect on profit / (loss) before tax	Effect on other components of equity
2015
Euro	+100	(10)	181
US Dollar	+100	—	(191)

Euro	-100	10	(201)
US Dollar	-100	—	211

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the debt at subsidiary level denominated in currencies other than their functional currency, the Company’s operating activities (predominantly capital expenditures at subsidiary level denominated in a different currency from the subsidiary’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company manages its foreign currency risk by selectively hedging cash flow exposures that are expected to occur within a maximum 18-month period.

The Company hedges part of its exposure to fluctuations on the translation into U.S. dollars of its foreign operations by holding net borrowings in foreign currencies and can use foreign currency swaps and forwards for this purpose as well.

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in exchange rates against the US$ with all other variables held constant. Additional sensitivity changes to the indicated currencies are expected to be approximately proportionate. The table shows the effect on the Company’s profit before tax (due to changes in the value of monetary assets and liabilities, including non-designated foreign currency derivatives) and equity (due to the effect on the cash flow hedge reserve and/or effect on currency translation reserve for quasi equity loans). The Company’s exposure to foreign currency changes for all other currencies is not material.

	Change in foreign exchange rate against US$	Effect on profit / (loss) before tax	Effect on other components of equity
2015
Russian Ruble	10% depreciation	(61)	27
Bangladeshi Taka	10% depreciation	(66)	—
Kazakh Tenge	10% depreciation	17	—
Uzbek Som	10% depreciation	(0)	(27)
Georgian Lari	10% depreciation	(26)	—
Algerian Dinar	10% depreciation	—	—
Other currencies	10% depreciation	11	—

Russian Ruble	10% appreciation	67	(30)
Bangladeshi Taka	10% appreciation	72	—
Kazakh Tenge	10% appreciation	(19)	—
Uzbek Som	10% appreciation	0	30
Georgian Lari	10% appreciation	29	—
Algerian Dinar	10% appreciation	—	—
Other currencies	10% appreciation	(9)	—

2014
Euro	10% depreciation	31	95
Russian Ruble	10% depreciation	(34)	7
Bangladeshi Taka	10% depreciation	(67)	—
Kazakh Tenge	10% depreciation	44	—
Uzbek Som	10% depreciation	(26)	—
Georgian Lari	10% depreciation	(22)	—
Algerian Dinar	10% depreciation	(41)	—
Other currencies	10% depreciation	(7)	—

Euro	10% appreciation	(34)	(105)
Russian Ruble	10% appreciation	40	(7)
Bangladeshi Taka	10% appreciation	73	—
Kazakh Tenge	10% appreciation	(48)	—
Uzbek Som	10% appreciation	29	—
Georgian Lari	10% appreciation	24	—
Algerian Dinar	10% appreciation	45	—
Other currencies	10% appreciation	7	—

Foreign currency risk– discontinued operations

The following table demonstrates the sensitivity to a reasonably possible change in exchange rates against the US$ with all other variables held constant in relation to our discontinued operations.

	Change in foreign exchange rate against US$	Effect on profit / (loss) before tax	Effect on other components of equity
2015
Euro	10% depreciation	33	93
Euro	10% appreciation	(30)	(84)

The movement on the profit/(loss) before tax is a result of a change in the fair value of foreign currency derivative financial instruments not designated in a hedging relationship and monetary assets and liabilities denominated in currencies other than functional currency of the entities. Although the derivatives have not been designated in a hedge relationship, they act as a commercial hedge and will partly offset the underlying transactions when they occur.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables), and from its treasury activities, including deposits with banks and financial institutions, derivative financial instruments and other financial instruments. See Note 21 for further information on restrictions on cash balances.

Trade accounts receivable consist of amounts due from customers for airtime usage and amounts due from dealers and customers for equipment sales. In certain circumstances, VimpelCom requires deposits as collateral for airtime usage. In addition, VimpelCom has introduced a prepaid service, equipment sales are typically paid in advance of delivery, except for equipment sold to dealers on credit terms. VimpelCom’s credit risk arising from its trade accounts receivable from customers is mitigated as a result of 94% of its active customers being subscribed to a prepaid service as of December 31, 2015 (2014: 94%) and, accordingly, not giving rise to credit risk.

VimpelCom’s credit risk arising from its trade accounts receivable from dealers is mitigated due to the large number of dealers. Management periodically reviews the history of payments and credit worthiness of the dealers. The Company also has receivables from other local and international operators from interconnect and roaming services provided to their customers, as well as receivables from customers using fixed-line services, such as business services, wholesale services and services to residents. Receivables from other operators for roaming services are settled through clearing houses which mitigates credit risk in this regard.

VimpelCom holds available cash in bank accounts, as well as other financial assets with financial institutions in countries where it operates. To manage credit risk associated with such asset holdings, VimpelCom allocates its available cash to a variety of local banks and local affiliates of international banks within the limits set forth by its treasury policy. Management periodically reviews the credit worthiness of the banks with which it holds assets. In respect of financial instruments used by the Company’s treasury function, the aggregate credit risk the Group may have with one counterparty is limited by reference to, amongst others, the long-term credit ratings assigned for that counterparty by Moody’s, Fitch Ratings and Standard & Poor’s and CDS spreads of that counterparty. Counterparty credit limits are reviewed and approved by the Company’s CFO. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure.

VAT is recoverable from tax authorities by offsetting it against VAT payable to the tax authorities on VimpelCom’s revenue or direct cash receipts from the tax authorities. Management periodically reviews the recoverability of the balance of input value added tax and believes it is fully recoverable.

VimpelCom issues advances to a variety of its vendors of property and equipment for its network development. The contractual arrangements with the most significant vendors provide for equipment financing in respect of certain deliveries of equipment. VimpelCom periodically reviews the financial position of vendors and their compliance with the contract terms.

The Company’s maximum exposure to credit risk for the components of the statement of financial position at December 31, 2015 and 2014 is the carrying amount as illustrated in Note 17 and Note 20.

Liquidity risk

The Company monitors its risk to a shortage of funds using a recurring liquidity planning tool. The Company’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank overdrafts, bank loans, debentures, preference shares, financial and operating leases. The Company’s policy is that not more than 35% of borrowings should mature in a single year. 16% of the Company’s debt will mature in less than one year at December 31, 2015 (2014: 11%) based on the carrying value of bank loans, equipment financing and loans from others reflected in the financial statements. The Company assessed the concentration of risk with respect to refinancing its debt and concluded it to be low based on liquidity in the markets the Company has access to, and recent history of refinancings. The Company believes that access to sources of funding is sufficiently available and the Company’s policy is to diversify the funding sources where possible.

The Company has the following undrawn or partially drawn facilities:

At December 31, 2015		Amounts in millions of transaction currency			US$ equivalent amounts
Facility	Final availability period	Facility amount	Utilized	Unutilized	Facility amount	Utilized	Unutilized
VimpelCom Amsterdam B.V. – Revolving Credit Facility	March 2017	US$1,800	—	US$1,800	1,800	—	1,800
VimpelCom Holdings B.V. – Vendor Financing Facility China Development Bank	2018	RMB 700 million	—	RMB 700 million	108	—	108
PJSC VimpelCom – Revolving Credit Facility Sberbank	May 2017	RUB 15,000 million	—	RUB 15,000 million	206	—	206
PJSC VimpelCom –Credit Facility Sberbank	March 2016	RUB 30,000 million	—	RUB 30,000 million	412	—	412
Pakistan Mobile Communications Limited-Islamic financing facility	December 2016	PKR 16,000 million	PKR 1,000 million	PKR 15,000 million	153	10	143
Pakistan Mobile Communications Limited -Credit facility Habib Bank Limited	June 2016	PKR 4,000 million	PKR 500 million	PKR 3,500 million	38	5	33
Optimum Telecom Algérie SpA – Term Loan Facility	December 2017	DZD 32,000 million	—	DZD 32,000 million	299	—	299

Total					3,016	15	3,001

At December 31, 2014		Amounts in millions of transaction currency				US$ equivalent amounts
Facility	Final availability period	Facility amount	Utilized		Available	Facility amount	Utilized	Available
VimpelCom Amsterdam B.V. – Revolving Credit Facility	March 2017	US$1,800	US$	500	US$1,300	1,800	500	1,300
VimpelCom Holdings B.V. – Vendor Financing Facility China Development Bank / Bank of China	November 2017	US$1,000		—	US$1,000	1,000	—	1,000
PJSC VimpelCom – Revolving Credit Facility Sberbank	May 2017	RUB 15,000		—	RUB 15,000	267	—	267
WIND Telecomunicazioni S.p.A. – Revolving Credit Facility	November 2018	EUR 600		EUR 100	EUR 500	726	121	605
Omnium Telecom Algeria SpA – Term Loan Facility	September 2019	DZD 50,000		—	DZD 50,000	569	—	569
Optimum Telecom Algérie SpA – Term Loan Facility	December 2017	DZD 32,000		—	DZD 32,000	364	—	364

Total						4,726	621	4,105

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments. Payments related to variable interest rate financial liabilities and derivatives are included based on the interest rates applicable as per December 31, 2015 and December 31, 2014, respectively. The total amounts in the table differ from the carrying amounts as stated in Note 17 as the below table includes both notional amounts and interest while the carrying amounts are based on amongst others notional amounts, fair value adjustments and unamortized fees.

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
At December 31, 2015
Bank loans and bonds	1,970	4,242	1,520	3,254	10,986
Equipment financing	206	321	248	65	840
Derivative financial instruments- liabilities
- Gross cash inflows
- Gross cash outflows	3	4	1	—	8
Trade and other payables and dividend payables	1,768	—	—	—	1,768

Total financial liabilities	3,947	4,567	1,769	3,319	13,602

Related derivatives financial instruments-assets
-Gross cash inflows	(558)	(23)	—	—	(581)
-Gross cash outflows	531	22	—	—	553

Related derivative financial instruments-assets	(27)	(1)	—	—	(28)

Total financial liabilities net of derivative assets	3,920	4,566	1,769	3,319	13,574

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
At December 31, 2014
Bank loans and bonds	3,948	6,355	6,835	15,513	32,651
Equipment financing	290	386	275	184	1,135
Loans from others	149	156	34	313	652
Derivatives over non-controlling interest	—	330	—	—	330
Derivative financial instruments-liabilities
- Gross cash inflows	(8)	(15)	—	—	(23)
- Gross cash outflows	43	65	13	3	124
Trade and other payables and dividend payables	4,007	—	—	—	4,007

Total financial liabilities	8,429	7,277	7,157	16,013	38,876

Related derivatives financial instruments-assets
-Gross cash inflows	(969)	(665)	(665)	(5,668)	(7,967)
-Gross cash outflows	708	505	503	4,988	6,704

Related derivative financial instruments-assets	(261)	(160)	(162)	(680)	(1,263)

Total financial liabilities net of derivative assets	8,168	7,117	6,995	15,333	37,613

Capital management

The primary objective of the Company’s capital management is to ensure that it maintains at least a BB-/Ba3 credit rating, with an aim to improve this, and healthy capital ratios in order to secure access to debt and capital markets at all times and maximize shareholder value. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2015 and December 31, 2014. In January 2014, our Supervisory Board approved a dividend policy pursuant to which from 2014 the Company aims to pay annual dividends of US$0.035 per share until the Company reaches a group Net Debt to EBITDA ratio of less than 2 times.

The Net Debt to Adjusted EBITDA ratio is an important measure to assess the capital structure in light of maintaining a strong credit rating. Net Debt represents the amount of interest-bearing debt at amortized costs and guarantees given less cash and cash equivalents and current and non-current bank deposits adjusted for derivatives designated as hedges. Adjusted EBITDA is defined as earnings before interest, tax, depreciation, amortization and impairment, loss on disposals of non-current assets, other non-operating losses and shares of profit/ (loss) of associates and joint ventures.

The Net Debt to Adjusted EBITDA ratio relevant to the Company’s Russian subsidiary PJSC VimpelCom, which holds and/or guarantees a major part of the debt of the Company, at December 31, 2015 and 2014 was 2.6x and 2.4x, respectively. The required ratio is <3.5x (2014: <3.5x) for a portion of the debt. The ratio is calculated based on the consolidated financial statements of PJSC VimpelCom prepared under IFRS in Russian rubles as translated into US dollars.

The debt issued by VimpelCom Amsterdam B.V. and VimpelCom Holdings B.V. that is not guaranteed by PJSC VimpelCom (refer to Note 17) includes a Net Debt to Adjusted EBITDA covenant ratio on the basis of the consolidated financial statements of VimpelCom Ltd. At December 31, 2015, the Net Debt to Adjusted EBITDA ratio was 1.4x (2014: 2.5x). The required ratio is <3.5x.

Collateral

The Company provides collateral for some lenders which are described for individual loans in Note 26.

6	Significant transactions

Joint venture in Italy

The Company signed an agreement with CK Hutchison Holdings Ltd., which indirectly owns 100% of Italian mobile operator 3 Italia, on August 6, 2015 to combine its operations in Italy with 3 Italia in a 50/50 joint venture. As a result of the agreement reached, the Company expects to lose control and therefore classified its operations in Italy as an asset held for sale and discontinued operation in these consolidated financial statements. In connection with this classification, the Company no longer accounts for depreciation and amortization expenses of the Italian assets. The amounts for 2014 and 2013 have been restated in the consolidated income statements, the consolidated statements of cash flows and the related notes to reflect the classification of Italy as held for sale and discontinued operations. The transaction is expected to close around the end of 2016 and is subject to regulatory approvals. It is not yet reasonably possible to predict the impact on the income statement that this transaction might have upon closing. Following the reclassification, the intercompany positions, results and cash flows between the continued and discontinued operations are no longer eliminated. The positions are disclosed as Related Party transactions and balances (Note 25).

Italy’s (100%) consolidated carrying values are as follows:

As of December 31, 2015
Property and equipment	3,449
Intangible assets	4,446
Goodwill	4,020
Other non-current assets	1,444
Other current assets	1,776
Total assets held for sale Italy	15,135
Other assets held for sale	2

Total assets held for sale	15,137
Non-current liabilities, including debt	12,862
Current liabilities	2,615
Total liabilities held for sale Italy	15,477
Other liabilities held for sale	—

Total liabilities held for sale	15,477

Included in the equity of the Group is cumulative other comprehensive income of US$194 related to Italy which is classified as held for sale.

The profit from discontinued operations consists of the following:

		December 31,
	Note	2015	2014	2013
Total operating revenues		4,913	6,155	6,618
Total operating expenses		(3,765)	(5,440)	(5,827)

Operating profit		1,148	715	791

Other expenses		(722)	(1,272)	(1,173)

Profit/ (loss) before tax		426	(557)	(382)

Income tax expense		(164)	(123)	(251)

Profit/ (loss) for the period		262	(680)	(633)

Included in profit before tax is gain of US$93 related to the sale of 90% of the shares of Galata S.p.A. (“Galata”) to Abertis Telecom Terrestre SAU (“Abertis Telecom”) for a total cash consideration of EUR 693 million (approximately US$750). The sale was closed on March 26, 2015 and consisted of 7,377 towers together with the relevant functions, employees and related contracts.

Had Italy not been classified as a discontinued operation, its contribution to the segment reporting would be as follows:

		December 31,
	Note	2015	2014	2013
External customers		4,910	6,150	6,614
Inter-segment		3	5	4

Total Revenue		4,913	6,155	6,618

Adjusted EBITDA		1,878	2,416	2,598

Capital expenditures		872	1,025	1,287

Sale of 51% shareholding in Omnium Telecom Algeria (OTA) and settlement of disputes with the Algerian State

On January 30, 2015, the Company and its subsidiary Global Telecom Holding S.A.E. (“GTH”) completed the sale of a non-controlling 51% interests in Omnium Telecom Algeria S.p.A. (formerly known as Orascom Telecom Algérie S.p.A.) (“OTA”) to the Fonds National d’Investissement, the Algerian National Investment Fund (“FNI”), for a purchase consideration of US$2,643 (the “Transaction”). The Company and the FNI have entered into a shareholders agreement which governs their relationship as shareholders in OTA going forward. The Company will continue to exercise operational control over OTA and, as a result, will continue to fully consolidate OTA.

Immediately prior to the Transaction, the Company owned 50.12% of OTA’s share and the carrying amount of the existing 49.88% non-controlling interest in OTA was US$1,010. As the Company will retain control of OTA, the Transaction was accounted for as an equity transaction and the non-controlling interest was adjusted by US$1,607 to reflect the new ownership interest in OTA. Parent equity was adjusted for the difference between the fair value of the consideration received and the adjustment to the non-controlling interest of US$644.

The capital gain tax payable amounted to US$428, of which US$350 was recorded directly in equity, and US$78 was expensed in the income statement. The transaction costs totaled US$42. An existing tax credit of US$130 was utilized against the capital gain tax payable. Net proceeds received, after deducting capital gains taxes and transaction costs were US$2,307.

At closing, GTH terminated its international arbitration against the Algerian State initiated on April 12, 2012 and the parties to the arbitration settled the arbitration and all claims relating thereto. At the same time, the foreign exchange and import restrictions put in place by the Bank of Algeria against OTA on April 15, 2010 were lifted, following the cash payment of the fine of 99 billion Algerian dinar (“DZD”) (approximately US$1,112) to the Algerian Treasury which resulted in a decrease of provisions in the current liabilities from December 31, 2014 by the same amount.

Prior to closing, OTA paid a dividend to its shareholders in the amount of US$1,862. Shortly prior to closing, OTA and its wholly-owned subsidiary Optimum Telecom Algerie S.p.A. established credit facilities with a syndicate of Algerian and international banks in an amount of DZD 82 billion (approximately US$920), and immediately drew down DZD 50 billion (approximately US$561). In addition to this, on June 11, 2015 OTA fully drew down under two new credit facilities with Credit Agricole Corporate and Investment Bank Algerie for an amount of DZD 2.2 billion (approximately US$22) and with BNP Paribas El Djazair SPA and Natixis Algerie SPA for an amount of DZD 2.8 billion (approximately US$29).

GTH and Cevital S.p.A. (“Cevital”), a non-controlling interest’s shareholder in OTA, amended their previously disclosed Framework Agreement. Pursuant to the amended Framework Agreement, following closing, Cevital continued to be a shareholder in OTA holding 3.43% of the share capital of OTA. At closing, the existing OTA shareholder arrangements to which Cevital was a party were terminated and Cevital dismissed all pending litigation against OTA in settlement for a dinar payment by OTA equating to approximately US$50 plus Cevital’s entitled share of the US$1,862 pre-closing dividend paid by OTA to its shareholders.

Restructuring of the Company’s ownership in LLC “Sky Mobile” (Kyrgyzstan) and LLP “KaR-Tel” (Kazakhstan)

During Q2 2015 The Company completed the process of restructuring its ownership in LLC “Sky Mobile” (“Sky Mobile”) and LLP “KaR-Tel” (“KaR-Tel”). Key changes as a result of the restructuring included:

•	moving the ownership from Cyprus to Swiss holding companies;

•	increasing the Company’s ownership in KaR-Tel from 71.5% to 75% and decreasing the Company’s ownership in Sky Mobile from 71.5% to 50.2%;

•	termination of an existing put option liability of US$271, which was held by the non-controlling interest holder and call option (value nil) held by the Company; and

No cash consideration was exchanged in connection with the above restructuring and the Company continues to control KaR-Tel and Sky Mobile subsequent to the transaction. The changes in ownership and termination of the put option were treated as an equity transaction with a non-controlling interest holder since VimpelCom did not lose control of the subsidiaries, and resulted in a net decrease to parent equity of US$98 and increase to non-controlling interest of US$358. Following the completion of the restructuring, the portion of the deferred tax liabilities amounting to US$75 was credited to the income tax expense for the period.

VimpelCom Kazakhstan Holding AG and VimpelCom Kyrgyzstan Holding AG dividend

On July 17, 2015 and August 17, 2015, VimpelCom Kazakhstan Holding AG and VimpelCom Kyrgyzstan Holding AG paid dividends to its shareholders whereby the portions paid to the minority shareholder amounted to US$104 and US$23 respectfully.

Acquisition in Pakistan

On November 26, 2015 the Company together with its subsidiary Global Telecom Holding S.A.E. (“GTH”), signed an agreement with Warid Telecom Pakistan LLC and Bank Alfalah Limited, to combine its operations in Pakistan. The merger of Pakistan Mobile Communications Limited (“Mobilink”) and Warid Telecom (Private) Limited (“Warid”) is expected to close within 12 months from signing and it is subject to regulatory approvals. As a result of this transaction, upon closing, the Company will take over control over the combined businesses. The Company will acquire 100% of the shares in Warid for a consideration of 15% of the shares in the new combined entity. It is not yet reasonably possible to predict the impact that this transaction might have upon closing.

Sale of operations in Zimbabwe

On November 18, 2015, the Company together with its subsidiary GTH, entered into an agreement with ZARNet (Private) Limited to sell its stake in Telecel International Limited for US$40. Telecel International Limited owns 60% of Telecel Zimbabwe (Pvt) Ltd. The transfer of ownership to ZARNet will occur after customary conditions are satisfied. ZARNet is wholly owned by the Government of the Republic of Zimbabwe through the Ministry of Information & Communication Technology, Postal and Courier Services. Upon closing of the transaction, the Company will record a pre-tax gain in consolidated income statements of US$40.

Disposal of interest in Wind Canada

The Company had an equity investment in and long term loans provided to the Globalive group of companies in Canada, including GlobaliveWireless Management Corp., the operator of Wind Mobile cellular telephony service in Canada (“Wind Canada”). As of December 31, 2013, due to the recurring losses of Wind Canada and remote prospective of a possible disposal at the time, the equity investment and the long term loans had been impaired to zero.

On September 16, 2014, VimpelCom and GTH entered into and closed a sale and purchase agreement to sell all of their debt and equity interest in Wind Canada to a consortium of investors for CAD 135 million with the proceeds going to VimpelCom in repayment of part of the debt owed to VimpelCom. The successful sale transaction triggered a reversal of the impairment on the loans booked in 2013 in an amount of US$110, and it was recorded in the line item “Impairment (gain)/loss” in the accompanied consolidated income statement.

Telecel Globe

On October 17, 2014 VimpelCom signed and closed a Sale and Purchase Agreement to dispose of its entire indirect 100.0% stake in Telecel Globe (“Telecel”). Telecel included operations in Central African Republic and Burundi. Both operations are part of the segment Africa & Asia. The sale transaction in October 2014 triggered an impairment loss of US$25 recorded in the line item “Impairment (gain)/loss” of the accompanied consolidated income statement. The related CTA expense of US$7 was recycled from the OCI and also recorded on the line item Impairment (gain)/loss.

7	Segment information

Management analyses the Company’s operating segments separately because of different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. Management does not analyze assets or liabilities by reportable segments.

Management evaluates the performance of the Company’s segments on a regular basis, primarily based on earnings before interest, tax, depreciation, amortization, impairment loss, loss on disposals of non-current assets, other non-operating losses and shares of profit/ (loss) of associates and joint ventures (“Adjusted EBITDA”).

Starting January 1, 2015, management decided to separately present certain operating units as separate reportable segments to enhance understanding of the business and better reflect the actual structure of the Group. Therefore, the Company’s reportable segments now include Pakistan and Bangladesh (which were split out of the former “Africa & Asia” segment), Kazakhstan and Uzbekistan (which were split out of the former “CIS” segment), Russia, Algeria, Ukraine and HQ and Others (which includes our operations in Kyrgyzstan, Armenia, Tajikistan and Georgia from the former “CIS” segment and Laos from the former “Africa & Asia” segment, as well as certain internal adjustments). As of August 2015, Italy is no longer a reportable segment subsequent to its classification as a discontinued operation (Note 6). The comparative information has been adjusted accordingly.

Financial information by reportable segment for the three years ended December 31, 2015, is presented in the following tables. Inter-segment revenues between operating segments are on an arm’s length basis in a manner similar to transactions with third parties. The segment data for acquired operations are reflected herein from the date of their respective acquisition.

Year ended December 31, 2015
	Russia	Algeria	Pakistan	Bangladesh	Ukraine	Kazakhstan	Uzbekistan	HQ and Others	Total Segments
Revenue
External customers	4,547	1,273	1,014	604	592	579	710	306	9,625
Inter-segment	55	—	—	—	30	19	1	(105)	—

Total revenue	4,602	1,273	1,014	604	622	598	711	201	9,625

Adjusted EBITDA	1,825	684	409	242	292	276	437	(1,290)	2,875

Other disclosures
Capital expenditures	910	189	238	134	299	73	55	136	2,034

Year ended December 31, 2014
	Russia	Algeria	Pakistan	Bangladesh	Ukraine	Kazakhstan	Uzbekistan	HQ and Others	Total Segments
Revenue
External customers	7,369	1,692	1,010	563	1,008	727	717	431	13,517
Inter-segment	90	—	—	—	54	28	1	(173)	—

Total revenue	7,459	1,692	1,010	563	1,062	755	718	258	13,517

Adjusted EBITDA	2,980	857	386	219	484	349	461	(176)	5,560

Other disclosures
Capital expenditures	1,559	415	651	178	138	109	79	100	3,229

Year ended December 31, 2013
	Russia	Algeria	Pakistan	Bangladesh	Ukraine	Kazakhstan	Uzbekistan	HQ and Others	Total Segments
Revenue
External customers	9,007	1,796	1,069	504	1,564	813	671	542	15,966
Inter-segment	102	—	—	—	46	26	2	(176)	—

Total revenue	9,109	1,796	1,069	504	1,610	839	673	366	15,966

Adjusted EBITDA	3,815	(212)	441	187	781	390	347	(72)	5,677

Other disclosures
Capital expenditures	1,822	122	190	282	211	159	142	91	3,019

The following table provides the reconciliation of consolidated Adjusted EBITDA to consolidated income statement before tax for the years ended December 31:

	2015	2014	2013
Total Segments Adjusted EBITDA	2,875	5,560	5,677
Depreciation	(1,550)	(1,996)	(2,245)
Amortization	(517)	(647)	(808)
Impairment loss	(245)	(976)	(2,963)
Loss on disposals of non-current assets	(39)	(68)	(93)
Finance costs	(829)	(1,077)	(1,213)
Finance income	52	52	90
Other non-operating losses	(42)	121	84
Shares of loss of associates and joint ventures accounted for using the equity method	14	(38)	(159)
Net foreign exchange loss	(314)	(556)	(12)

(Loss)/ profit before tax	(595)	375	(1,642)

The following table provides the breakdown of total operating revenue from external customers by mobile and fixed line for the years ended December 31:

	2015	2014	2013
Mobile	8,816	12,163	14,287
Fixed line	781	1,354	1,679
Management fees	28	—	—

Total	9,625	13,517	15,966

These business activities include the following operations:

•	mobile: wireless telecommunication services to the Company’s customers and other operators

•	fixed line: wireline telecommunication services, broadband and consumer internet

VimpelCom provides both mobile and fixed line services in Russia, Italy, Ukraine, Pakistan, Kazakhstan and Uzbekistan.

Geographical information of non-current assets

The total of non-current assets other than financial instruments and deferred tax assets (which are included in other along with consolidation elimination), broken down by location of the assets, is shown in the following tables:

December 31, 2015
	Russia	Algeria	Pakistan	Bangladesh	Ukraine	Kazakhstan	Uzbekistan	Other	Total
Non-current assets	5,370	2,456	1,624	1,140	694	474	472	1,104	13,334

December 31, 2014
	Russia	Algeria	Pakistan	Bangladesh	Ukraine	Kazakhstan	Uzbekistan	Other	Total
Non-current assets	6,915	3,406	1,800	1,198	895	939	517	15,740	31,410

Included in other for 2014 is the non-current assets related to Italy, which was classified as a disposal group held for sale during 2015.

8	Other revenue

Other revenue amounted to US$103 for the year ended December 31, 2015 (2014: 68, 2013: US$103), and relates to revenue from site sharing and other services.

9	Selling, general and administrative expenses

Selling, general and administrative expenses consist of the following:

	2015	2014	2013
Network and IT costs	1,114	1,533	1,470
Personnel cost	848	1,122	1,370
Customer associated costs	860	1,190	1,241
Losses on receivables	51	53	56
Taxes, other than income taxes	227	295	323
Provisions related to the Algeria transaction	—	50	1,266
Other	1,463	500	530

Total	4,563	4,743	6,256

Included in Other is the provision expense related to the Uzbekistan investigation (Note 24). Total operating lease expense recognized in the consolidated income statement amounted to US$385 (2014: US$557, 2013: US$579).

10	Impairment

Carrying amount of goodwill and cash-generating units

Goodwill acquired through business combinations has been allocated to CGUs for impairment testing as follows:

CGU	2015	Impairment	Acquisition	Translation adjustment	Classification as held for sale	2014**
Italy*	—	—	—	(452)	(4,381)	4,833
Russia	1,924	—	2	(568)	—	2,490
Ukraine	—	(51)	—	(24)	—	75
Algeria	1,435	—	—	(321)	—	1,756
Pakistan	295	—	—	(12)	—	307
Kazakhstan	173	—	—	(149)	—	322
Kyrgyzstan	177	—		(51)	—	228
Uzbekistan	131	—	—	(12)	—	143
Armenia	59	(44)	—	(1)	—	104
Tajikistan	21	—	—	—	—	21
Others	8	—	—	2	—	6

Total	4,223	(95)	2	(1,588)	(4,381)	10,285

*	Italy has been classified as held for sale and discontinued operation as of August 2015 (Note 6)
**	The 2014 balances for Italy and Algeria were decreased and increased, respectively, by US$54 to correct for misallocation between the segments.

There were no changes to the methodology of goodwill allocation to CGUs in 2015.

The Company performed its annual goodwill impairment test as of October 1, 2015. The Company considers the relationship between market capitalization and its book value, changes in country risk premiums and significant decreases in the operating results of its CGUs versus budgeted amounts among other factors, when reviewing for indicators of impairment on a quarterly basis. As of the impairment test date the market capitalization of the Group was not below the book value of its equity. The Company further performed an assessment for the period between October 1, and December 31, 2015 for any adverse developments that could have negatively impacted the valuations, and none were identified.

The recoverable amounts of the CGUs have been determined based on fair value less costs of disposal calculations using cash flow projections from business plans including subsequent changes in the existing networks, renewal of the telecom licenses as well as any restructurings and other business initiatives. To the extent the business initiatives would not be valued by the market due to their early stages, they were no included in the cash flow projections. The business plans as approved by the Group’s senior management cover the period of five years. The key assumptions and outcome of the impairment test is discussed separately below.

Impairment losses

2015

In Q1 2015, due to higher weighted average cost of capital for Ukraine by 1.0% as compared to October 1, 2014, the Company concluded an impairment of US$51 in its Ukraine CGU. The recoverable amount was determined based on a fair value less costs of disposal calculation using the latest cash flow projections (Level 3 fair value). Due to current macroeconomic and geopolitical situation in the country, the Company applied higher post-tax discount factors for the first two years in the explicit period of 27.1% in 2015 and 20.4% 2016 followed by normalized post-tax discount rate of 17.8% as of March 31, 2015.

Also, due to higher weighted average costs of capital for the CGU Armenia, an impairment was concluded in Q1 2015 in the amount of US$44. The recoverable amount was determined based on a fair value less costs of disposal calculation using the latest cash flow projections (Level 3 fair value). The Company applied post-tax discount rate of 12.1% as of March 31, 2015.

Based on the annual goodwill impairment test as of October 1, 2015, there were no impairments concluded for these and other CGUs.

There were several countries that exhibited very limited headroom, and are discussed in more details later in this Note.

Additionally, in connection with the rollout of the Company’s transformation strategy and commitment to network modernization, the Company has re-evaluated the plans for its existing network, including equipment purchased but not installed and recorded an impairment of US$150.

2014

Driven by continued volatile economic and political environment in Ukraine as well as deteriorated operating performance in the country, the Company concluded an impairment of US$767. The recoverable amount was determined based on a fair value less costs of disposal calculation using the latest cash flow projections including the awarded 3G license as well as cost optimization restructurings and necessity to renew 2G licenses in the future (Level 3 fair value). Due to the macroeconomic and geopolitical situation in the country, the Company applied higher post-tax discount factors for the first two years in the explicit period of 26.1% in 2015 and 19.4% 2016 followed by normalized post-tax discount rate of 16.8%.

The Company also concluded an impairment pertaining to its operations in Pakistan in an amount of US$163. The impairment was mainly driven by significantly higher capital expenditures to expand the 3G telecommunication network planned for 2015 in order to regain the market share in the country following its contraction in 2014. The recoverable amount was determined based on a fair value less costs of disposal calculation using the latest cash flow projections including the expected capital expenditures to expand the network as well as necessity to renew 2G and 3G licenses in the future (Level 3 fair value). The post-tax discount rate applied was 16.6%.

Other impairment concluded related to goodwill in Laos of US$34 and other smaller CGUs of US$28. The recoverable amounts were determined based on the fair value less costs of disposal calculations using the latest cash flow projections and a post-tax discount rate of 16.2% for Laos and 13.1% for other CGUs (Level 3 fair value).

In addition the Company recorded an impairment for other non-current assets for the total amount of US$110, which was offset by an impairment reversal pertaining to the sale by VimpelCom and GTH of all of our debt and equity interest in the Globalive group of companies in Canada in 2014.

2013

In its assessment of possible impairment triggering events in Q4 2013, the Company determined that Q4 2013 increases in the country risk premium and the increasingly volatile economic and political landscape in Ukraine required an impairment assessment to be made as of December 31, 2013 for the Ukraine CGU. As a result of this December 31, 2013 impairment assessment, the Company recorded an impairment of goodwill in the Ukraine CGU in an amount of US$2,085. The impairment was driven by macroeconomic developments and the increases in the country risk premium, as well as weakening operational performance that resulted in the reassessment of the Ukraine CGU’s long-term forecast. The recoverable amount was determined based on a value in use calculation using the latest cash flow projections and a pre-tax discount rate of 23.1%. These assumptions reflect the increase in the risks inherent in the estimated future cash flows attributable to the current economic and political volatility in the country, which became more pronounced during Q4 2013. Given the volatility in Ukraine, particularly approaching December 31, 2013, the Company, in determining the appropriate discount rate, considered that the rating downgrades suffered by Ukraine in November of 2013 contained negative outlooks and were already likely superseded by then-current events. Additionally, the Company referred to credit default swap spreads during Q4 2013. Based on all of the available information, the Company concluded that the discount rate of 23.1% appropriately reflected the return an investor would seek from the Ukraine CGU.

Other impairments recorded in 2013 related to the Armenia and Laos CGUs in amounts of US$20 and US$25, respectively, due to weakening operational performance. The recoverable amounts were calculated as value in use using the latest available cash flow projections and after-tax discount rates of 12.1% and 15.3%, respectively. Changes in the critical estimates such as weighted average cost of capital, operating margin or revenue growth rate by one percentage point for these CGUs would not result in any additional material impairment.

There were no other goodwill impairments recorded during 2013.

In addition, during 2013, the Company fully impaired its investment in Wind Canada in an amount of US$764, mainly related to the reassessment of the future prospects of Wind Canada’s continuing operations in the country, which resulted from the strategic decision to withdraw from the January 2014 4G/LTE spectrum auction in Q4 2013. In withdrawing from the spectrum auction, Wind Canada effectively curtailed its ability to execute its business plan and generate the cash flows necessary to repay the amounts owed by Wind Canada to the Company.

In addition, the Company recorded an impairment for other long-term assets for the total amount of US$79.

Key assumptions

The key assumptions and inputs used by the Company in undertaking the impairment test are:

•	the discount rate,

•	average revenue growth rate (excluding perpetuity period),

•	terminal growth rate,

•	average operating margin and

•	average capital expenditure as a percentage of revenue.

Operating margin is defined as the ratio of operating income to revenue. Capital expenditure is defined as purchases of property and equipment and intangible assets other than goodwill.

The discount rates used in the impairment test were initially determined in US$ based on the risk free rate for 20-year maturity bonds of the United States Treasury adjusted for a risk premium to reflect both the increased risk of investing in equities and the systematic risk of the specific CGU relative to the market as a whole.

The equity market risk premium used was 5.5% (2014: 5.5%). The systematic risk, beta, represents the median of the raw betas of the entities comparable in size and geographic footprint with the ones of the Company (“Peer Group”).

The debt risk premium is based on the median of Standard & Poor’s long-term credit rating of the Peer Group.

The weighted average cost of capital is determined based on target debt-to-equity ratios representing the median historical five-year capital structure for each entity from the Peer Group.

The discount rate in functional currency of a CGU is adjusted for the long-term inflation forecast of the respective country in which the business operates, as well as the applicable country risk premium. Due to the current macroeconomic and geopolitical situation in Russia and Ukraine, the Company applied higher discount rates for the last quarter of 2015 and the year 2016.

The Company estimates operating margin calculated based on Adjusted EBITDA divided by Total Operating Revenue for each CGU and each future year.

The revenue growth rates vary based on numerous factors, including size of market, GDP (Gross Domestic Product), foreign currency projections, traffic growth, market share and others.

Terminal growth rate is estimated based on a percentage that is lower than or equal to the country long-term inflation forecast, depending on the CGU.

The forecast of operating income margin is based on the budget of the following year and assumes cost optimization initiatives which are part of on-going operations, as well as, regulatory and technological changes known to date, such as telecommunication license issues and price regulation among others. Similarly, the capital expenditures are based on the budget of the following year and network roll-out plans.

Discount rate (functional currency)	2015	2014
Russia*	11.2%	11.2%
Ukraine*	18.2%	16.8%
Algeria	11.4%	10.8%
Pakistan	15.7%	16.6%
Bangladesh	13.4%	12.9%
Kazakhstan	12.3%	11.4%
Kyrgyzstan	14.2%	16.5%
Uzbekistan	18.4%	10.2%
Armenia	12.9%	11.7%
Georgia	12.6%	13.1%
Tajikistan	13.5%	12.7%

*	Due to the current macroeconomic and geopolitical situation in Russia and Ukraine, the Company applied higher discount rates for the last quarter of 2015 and the year 2016 as follows:

Russia: 21.6% (2015) and 15.0% (2016)

Ukraine: 54.3% (2015) and 25.8% (2016)

Average annual revenue growth rate during forecast period (functional currency)	2015	2014
Russia	2.4%	1.2%
Ukraine	3.9%	4.6%
Algeria	(0.9%)	6.0%
Pakistan	4.8%	6.1%
Bangladesh	6.5%	9.6%
Kazakhstan	3.5%	2.9%
Kyrgyzstan	2.4%	2.7%
Uzbekistan	1.7%	(3.6%)
Armenia	(0.7%)	2.1%
Georgia	6.5%	5.8%
Tajikistan	(4.2%)	6.4%

Terminal growth rate	2015	2014
Russia	1.0%	1.0%
Ukraine	3.0%	2.0%
Algeria	4.0%	4.0%
Pakistan	5.0%	6.0%
Bangladesh	5.9%	5.7%
Kazakhstan	3.0%	3.0%
Kyrgyzstan	2.5%	3.0%
Uzbekistan	2.0%	2.0%
Armenia	2.0%	4.0%
Georgia	3.0%	3.0%
Tajikistan	2.0%	2.0%

Average operating margin	2015	2014
Russia	25.4%	21.1%
Ukraine	25.9%	25.8%
Algeria	33.4%	40.9%
Pakistan	18.3%	20.5%
Bangladesh	15.8%	14.9%
Kazakhstan	39.0%	34.8%
Kyrgyzstan	44.5%	36.9%
Uzbekistan	50.7%	22.0%
Armenia	21.1%	13.7%
Georgia	17.2%	13.8%
Tajikistan	11.1%	25.6%

Average capital expenditure as a percentage of revenue	2015	2014
Russia	16.5%	17.5%
Ukraine	19.1%	22.6%
Algeria	16.3%	13.6%
Pakistan	14.1%	20.9%
Bangladesh	15.8%	17.8%
Kazakhstan	20.3%	13.0%
Kyrgyzstan	12.3%	14.1%
Uzbekistan	16.3%	20.0%
Armenia	11.8%	15.7%
Georgia	16.4%	18.9%
Tajikistan	13.6%	12.9%

Sensitivity to changes in assumptions

The following table illustrates the CGUs with limited headroom and potential impairments that would need to be recorded if certain key parameters would adversely change by one percentage point. Any additional adverse changes in the key parameters by more than one percentage point would increase the amount of impairment exposure approximately proportionally.

		Potential impairment if an assumption changes by 1%
CGU	Headroom in US$	Discount Rate	Avg. growth rate	Avg. operating margin	Avg. CAPEX / Revenue	Terminal growth rate
Armenia	3	13	6	5	5	8
Georgia	5	8	4	1	1	1
Bangladesh	46	98	15	4	—	68
Ukraine	50	—	—	—	—	—
Pakistan	170	—	—	—	—	—

11	Income taxes

Income tax expense consisted of the following for the years ended December 31:

	2015	2014	2013
Current tax
Current year	712	601	1,024
Adjustments of previous years	38	(40)	595

	750	561	1,619

Deferred tax
Origination / (reversal) of temporary difference	(782)	(52)	16
Changes in tax rates	24	(4)	9
Current year tax losses unrecognized	207	72	56
Recognition and utilization of previously unrecognized tax loss/ tax credit	(23)	(12)	(94)
Expiration of tax losses	—	5	21
Derecognition of previously recognized tax losses	32	20	7
Write off / (reversal of write off) of deferred tax asset temporary differences	7	14	159
Adjustments of previous years	6	(15)	(4)
Unrecognized other carry forwards	(1)	10	24
Other deferred tax effects	—	(1)	—

	(530)	37	194

Income tax expense	220	598	1,813

Any penalties or interests relating to income tax claims or litigations are included in the income tax line item.

The table below outlines the reconciliation between the statutory tax rate in the Netherlands (25%) and effective corporate income tax rates for the Group, together with the corresponding amounts:

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Reconciliation between statutory and effective income tax:
Profit/(loss) before tax from continued operations	(595)	375	(1,642)
Income tax expense/ (benefit) computed on profit before taxes at statutory tax rate	(148)	94	(410)
Difference due to the effects of:
Different tax rates in different jurisdictions	(76)	(150)	(15)
Non-deductible expenses	320	481	911
Non-taxable income	(11)	(106)	(45)
Prior year adjustments	44	(54)	591
Change in recognition of deferred tax assets	230	3	249
Withholding taxes	(179)	262	473
Tax claims	5	97	60
Change in Income tax rate	28	(4)	9
Other	7	(25)	(10)
Income tax charge for the period	220	598	1,813

The effective tax rate amounts to (37.0%) in 2015 (2014: 159.5% and 2013: (110.4)%).

Explanatory notes to the effective tax rate

Permanent differences

The non-deductible expenses have an increasing effect on the effective tax rate (US$330). The 2015 non-deductible expenses mainly relate to the provision recognized regarding the Uzbekistan investigations (Note 24) being non-tax deductible (US$199 tax impact), non-deductible interest expenses recorded in Egypt, non-deductible impairment losses.

In 2014 the permanent differences mainly related to non-deductible impairment losses of intangible assets in Ukraine, Pakistan, Georgia and Laos (US$245), non-deductible interest (US$125) and other non-deductible expenses (US$111).

Change in recognition of deferred tax assets

The effective tax rate increased by US$220 due to the change of recognition of deferred tax assets resulting mainly from tax losses for which no deferred tax asset was recognized in Georgia, Egypt and the Netherlands and a re-measurement of deferred tax asset on previous year tax losses in Luxembourg.

In 2014 the change of US$3 was due to tax losses in Egypt, the Netherlands and Bangladesh for which no deferred tax asset was recognized offset by a change of estimation of deferred tax assets on temporary non-deductible interest and other carry forwards.

Withholding taxes

The effect of withholding taxes on undistributed earnings resulted in a tax benefit of US$179. The amount includes a tax benefit of US$61 relating to a release of accrued Russian withholding taxes on dividends that will be distributed and a release of accrued withholding taxes for the Algerian capital gain taxes and distributed dividends (US$59).

Furthermore, the company released the accrued withholding taxes on distribution of dividends from the former CIS region after the restructuring of Kar-tel and Sky-Mobile (US$75). The company also accrued for withholding taxes on future distributions resulting in a net impact of US$58.

In 2014, the expense related to withholding taxes included a one charge of US$87 relating to Algerian withholding taxes on dividends that would be distributed upon closing of the ‘Algerian deal’, withholding taxes on distributed dividends from Russia and the CIS (US$68) and withholding taxes on accrued management fees being capitalized (US$26).

Prior year adjustments

The effect of prior year adjustments of US$44 increased the effective tax rate and mainly relate to the settlement with the Algerian government, resulting in a tax charge of US$24.

Tax claims

The tax claims relate to provisions for uncertain income tax positions. (Note 24)

Change in income tax rates

The changes in income tax rates of US$28 increased the effective tax rate. The nominal tax rate increased in Algeria (from 23% to 26% in 2015), in Uzbekistan (from 7.5% to 50% as from 2016), and decreased in Pakistan (from 33% to 32% in 2015). The increase of the effective tax rate is mainly caused by the increase of the tax rate in Uzbekistan.

Other

Other (US$7) includes recorded alternative minimum taxes for mainly Pakistan and Bangladesh.

Deferred taxes

As of December 31, 2015 and December 31, 2014, the Group reported the following deferred tax assets and liabilities on the balance sheet:

	December 31, 2015	December 31, 2014
Deferred tax assets	150	575
Deferred tax liabilities	(404)	(1,637)

Net deferred tax position	(254)	(1,062)

The following table shows the movements of the deferred tax assets and liabilities in 2015:

	Opening balance	Movements in Deferred taxes					Ending balance
		Net income statement movement	Changes in composition of the group	Other comprehensive income & Other	Currency translation	Tax rate changes
Property, plant and equipment, net	(547)	(9)	(8)	—	95	(30)	(499)
Other intangible assets, net	(774)	73	401	—	80	(8)	(228)
Trade accounts receivable	74	25	(80)	—	(6)	8	21
Other assets	303	(162)	(131)	—	(13)	(2)	(5)
Provisions	42	(5)	(21)	—	(8)	1	9
Long-term debt	(19)	24	19	—	(2)	1	23
Accounts payable	69	37	(18)	—	(25)	8	71
Other liabilities	84	(32)	—	—	(12)	5	45
Other movements and temporary differences	7	(3)	—	18	(2)	—	20
Deferred subnational income taxes and other	(6)	(10)	16	—	(2)	—	(2)
Withholding tax on undistributed earnings	(599)	540	—	—	14	—	(45)

	(1,366)	478	178	18	119	(17)	(590)
Tax losses and other carry forwards	3,116	(72)	(384)	(20)	(20)	(7)	2,613
Non recognized deferred tax assets on losses and credits	(2,646)	—	384	—	(1)	—	(2,263)
Non recognized deferred tax assets on temporary differences	(166)	153	—	—	(1)	—	(14)

Net deferred tax position	(1,062)	559	178	(2)	97	(24)	(254)

Changes in composition of the Group includes the classification of the Italy as held for sale. Net income statement movements includes US$8 relating to discontinued operations.

The following table shows the movements of the deferred tax assets and liabilities in 2014:

	Opening balance	Movements in Deferred taxes					Ending balance
		Net income statement movement	Changes in composition of the group	Other comprehensive income & Other	Currency translation	Tax rate changes
Property, plant and equipment, net	(739)	(31)	—	—	220	3	(547)
Other intangible assets, net	(1,158)	215	—	1	152	16	(774)
Trade accounts receivable	121	(26)	—	—	(21)	—	74
Other assets	703	(72)	—	—	(328)	—	303
Provisions	62	(2)	—	—	(18)	—	42
Long-term debt	(136)	(41)	—	(13)	172	(1)	(19)
Accounts payable	(56)	45	—	—	83	(3)	69
Other liabilities	75	34	—	—	(23)	(2)	84
Other movements and temporary differences	35	(16)	—	(1)	(3)	(8)	7
Deferred subnational income taxes and other	(79)	76	—	(5)	2	—	(6)
Withholding tax on undistributed earnings	(439)	(236)	—	—	76	—	(599)

	(1,611)	(54)	—	(18)	312	5	(1,366)
Tax losses and other carry forwards	2,821	302	—	2	(8)	(1)	3,116
Non recognized deferred tax assets on losses and credits	(2,391)	(255)	—	(1)	1	—	(2,646)
Non recognized deferred tax assets on temporary differences	(166)	(14)	—	—	14	—	(166)

Net deferred tax position	(1,347)	(21)	—	(17)	319	4	(1,062)

Net income statement movements includes US$(20) relating to discontinued operations.

VimpelCom recognizes a deferred tax asset for the carry forward of unused tax losses and other carry forwards to the extent that it is probable that the deferred tax asset will be utilized. The amount and expiry date of deductible temporary differences, unused tax losses and other carry forwards for which no deferred tax asset is recognized are as follows as per December 2015:

Tax losses year of expiration	recognized losses	recognized DTA	non recognized losses	non recognized DTA
0 - 5 years	—	—	(2,217)	548
6 - 10 years	(32)	6	(1,290)	322
> 10 years	—	—	—	—
Indefinitely	(907)	308	(5,671)	1,340

Total	(939)	316	(9,178)	2,210

Other carry forwards year of expiration	Recognized credits	Recognized DTA	Non-recognized credits	Non-recognized DTA
0 - 5 years	(35)	35	—	—
6 - 10 years	—	—	—	—
> 10 years	—	—	—	—
Indefinitely	—	—	(193)	53

Total	(35)	35	(193)	53

As of December 31, 2015, the amount of deductible temporary differences for which no deferred tax asset is recognized amounts to US$110 (US$87 in Georgia and US$23 in Ukraine, with a resulting non-recognized deferred tax asset of US$14).

The following tables show the recognized and not recognized deferred income tax assets as per December 2014 for comparison purposes:

Tax losses year of expiration	recognized losses	recognized DTA	non recognized losses	non recognized DTA
0 - 5 years	—	—	(1,614)	481
6 - 10 years	(34)	7	(1,408)	340
> 10 years	—	—	—	—
Indefinitely	(933)	316	(5,857)	1,393

total	(967)	323	(8,879)	2,214

Other carry forwards year of expiration	recognized credits	recognized DTA	non recognized credits	non recognized DTA
0 - 5 years	(15)	15	(5)	1
6 - 10 years	(13)	13	—	—
> 10 years	—	—	—	—
Indefinitely	(331)	91	(1,569)	431

Total	(359)	119	(1,574)	432

VimpelCom reports the tax effect of the existence of undistributed profits that will be distributed in the foreseeable future. The Company has a deferred tax liability of US$45 relating to the tax effect of the undistributed profits that will be distributed in the foreseeable future, primarily in relation to its Russian operations. At the same time, the company also booked a deferred tax asset of US$18 relating to advanced withholding tax payments that will be refunded in future years.

At December 31, 2015, undistributed earnings of VimpelCom’s foreign subsidiaries (outside the Netherlands) which are indefinitely invested and that will not be distributed in the foreseeable future, amounted to approximately US$8,239 (2014: US$6,563). Accordingly, no deferred tax liability is recognized for this amount of undistributed profits

Taxes recorded outside the income statement

The amount of current and deferred taxes reported outside of the income statement amounts to US$348 comprising of US$345 current tax charge and US$(3) deferred tax charge. The current tax charge mainly relates to the Algerian capital gain tax of US$428, out of which US$350 was recognized directly in equity (Note 6).

Non-current income tax assets

The company reported both current and non-current income tax assets. The non-current income tax asset (US$28) relates to advanced tax payments in Ukraine and Bangladesh which can only be offset against income tax liabilities in fiscal periods subsequent to 2016.

12	Investments

Information about subsidiaries

Name of significant subsidiaries	Country of incorporation	Nature of the subsidiary	Ownership held by the Group (%)
			2015	2014
VimpelCom Amsterdam B.V.	Netherlands	Holding	100%	100%
Wind Telecom S.p.A.	Italy	Holding	100%	100%
WIND Acquisition Holdings Finance S.p.A	Italy	Holding	100%	100%
WIND Retail S.r.l.	Italy	Operating	100%	100%
WIND Telecomunicazioni S.p.A.	Italy	Operating	100%	100%
VimpelCom Holdings B.V.	Netherlands	Holding	100%	100%
PJSC VimpelCom	Russia	Operating	100%	100%
“Kyivstar” PJSC	Ukraine	Operating	100%	100%
LLP “KaR-Tel” (Note 6)	Kazakhstan	Operating	75.0%	71.5%
LLP “2 Day Telecom”	Kazakhstan	Operating	59.0%	59.0%
LLP “TNS-Plus”	Kazakhstan	Operating	49.0%	49.0%
LLC “Tacom”	Tajikistan	Operating	98.0%	98.0%
LLC “Unitel”	Uzbekistan	Operating	100%	100%
LLC “Mobitel”	Georgia	Operating	80.0%	80.0%
CJSC “ArmenTel”	Armenia	Operating	100%	100%
LLC “Sky Mobile” (Note 6)	Kyrgyzstan	Operating	50.2%	71.5%
VimpelCom Lao Co. Ltd.	Lao PDR	Operating	78.0%	78.0%
Weather Capital S.à r.l.	Luxembourg	Holding	100%	100%
Weather Capital Special Purpose 1 S.A.	Luxembourg	Holding	100%	100%
Global Telecom Holding S.A.E	Egypt	Holding	51.9%	51.9%
Omnium Telecom Algérie S.p.A.*	Algeria	Operating	23.7%	50.3%
Optimum Telecom Algeria S.p.A.*	Algeria	Operating	23.7%	50.3%
Pakistan Mobile Communications Limited	Pakistan	Operating	51.9%	51.9%
Banglalink Digital Communications Limited	Bangladesh	Operating	51.9%	51.9%

*	The Group considers that it controls OmniumTelecom Algérie S.p.A and Optimum Telecom Algeria S.p.A even though it owns less than 50% of the ordinary shares. This is because the Company can exercise operational control through a shareholders’ agreement. (Note 6)

The company holds and controls its investments in Omnium Telecom Algérie S.p.A., Optimum Telecom Algeria S.p.A, Pakistan Mobile Communications Limited and Banglalink Digital Communications Limited though its subsidiary Global Telecom Holding S.A.E. in which it holds a 51.9% interest. The equity interest presented in the table above represents the economic rights available to the Company.

Material partly-owned subsidiaries

Financial information of subsidiaries that have material non-controlling interests is provided below:

Name of significant subsidiaries	Country of operation	Equity interest held by non-controlling interest in %
		2015	2014
LLP “KaR-Tel”	Kazakhstan	25.0%	25.0%
LLC “Sky Mobile”	Kyrgyzstan	49.8%	28.5%
Global Telecom Holding S.A.E. (comprising Pakistan, Bangladesh and Algeria)	Egypt	48.1%	48.1%
Omnium Telecom Algérie S.p.A.**	Algeria	76.3%	49.7%
Book values of material non-controlling interests
LLP “KaR-Tel”	Kazakhstan	241	164
LLC “Sky Mobile”	Kyrgyzstan	225	62
Global Telecom Holding S.A.E.	Egypt	(224)	(1,248)
Omnium Telecom Algérie S.p.A.**	Algeria	1,404	1,707
Profit/(loss) allocated to material non-controlling interests
LLP “KaR-Tel”	Kazakhstan	44	49
LLC “Sky Mobile”	Kyrgyzstan	40	23
Global Telecom Holding S.A.E.	Egypt	26	(324)
Omnium Telecom Algérie S.p.A.**	Algeria	132	194

The summarized financial information of these subsidiaries before inter-company eliminations is as follows:

Summarized income statement for 2015:

	LLP “KaR-Tel”	LLC “Sky Mobile”	Global Telecom Holding S.A.E.	Omnium Telecom Algérie S.p.A. **
Operating revenue	534	164	2,894	1,273
Operating expenses	(410)	(93)	(2,462)	(922)
Other costs/income	97	29	(364)	(72)

Profit/(loss) before tax	221	100	68	279
Income tax expense	(51)	(10)	(115)	(106)

Profit/(loss) for the year	170	90	(47)	173

Attributed to non-controlling interest	44	40	26	132
Dividends paid to non-controlling interest	—	—	—	(57)

Summarized income statement for 2014:

	LLP “KaR-Tel”	LLC “Sky Mobile”	Global Telecom Holding S.A.E.	Omnium Telecom Algérie S.p.A. **
Operating revenue	690	178	3,331	1,692
Operating expenses	(513)	(109)	(2,972)	(1,211)
Other costs/income	25	22	(758)	(30)

Profit/(loss) before tax	202	91	(399)	451
Income tax expense	(49)	(10)	(286)	(60)

Profit/(loss) for the year	153	81	(685)	391

Attributed to non-controlling interest	49	23	(324)	194
Dividends paid to non-controlling interest	—	—	—	—

Summarized income statement for 2013:

	LLP “KaR-Tel”	LLC “Sky Mobile”	Global Telecom Holding S.A.E.	Omnium Telecom Algérie S.p.A. **
Operating revenue	776	192	3,470	1,796
Operating expenses	(586)	(120)	(4,131)	(2,440)
Other costs/income	21	2	(1,434)	(4)

Profit/(loss) before tax	211	74	(2,095)	(648)
Income tax expense	(58)	(8)	(988)	(942)

Profit/(loss) for the year	153	66	(3,083)	(1,590)
Attributed to non-controlling interest	39	19	(1,476)	(791)
Dividends paid to non-controlling interest	—	—	—	—

Summarized statement of financial position 2015:

	LLP “KaR-Tel”	LLC “Sky Mobile”	Global Telecom Holding S.A.E.	Omnium Telecom Algérie S.p.A. **
Property and equipment	199	67	2,125	522
Intangible assets	11	11	1,358	493
Other non-current assets	183	178	1,770	1,538
Trade and other receivables	20	15	253	135
Cash and cash equivalents	136	45	508	402
Other current assets	79	75	406	76
Financial liabilities	(13)	—	(2,490)	(539)
Provisions	(7)	—	(374)	(31)
Other liabilities	(84)	(29)	(1,548)	(585)

Total equity	524	362	2,008	2011
Attributed to equity holders of parent	283	137	2,232	607
Non-controlling interest	241	225	(224)	1,404

Summarized statement of financial position 2014:

	LLP “KaR-Tel”	LLC “Sky Mobile”	Global Telecom Holding S.A.E.	Omnium Telecom Algérie S.p.A. **
Property and equipment	414	86	2,391	655
Intangible assets	21	8	1,737	759
Other non-current assets	421	228	2,335	1,992
Trade and other receivables	24	14	233	142
Cash and cash equivalents	477	120	2,853	2,732
Other current assets	33	32	471	231
Financial liabilities	—	—	(5,734)	(71)
Provisions	(9)	—	(1,486)	(1,209)
Other liabilities	(167)	(28)	(2,138)	(1,037)

Total equity	1,214	460	662	4.194
Attributed to equity holders of parent	1,050	398	1,910	2,487
Non-controlling interest	164	62	(1,248)	1,707

Summarized cash flow statement 2015:

	LLP “KaR-Tel”	LLC “Sky Mobile”	Global Telecom Holding S.A.E.	Omnium Telecom Algérie S.p.A. **
Operating	137	81	(339)	(706)
Investing	(363)	(65)	(823)	(201)
Financing	(110)	(88)	(1,032)	(1270)
Effect of exchange rate changes on cash and cash equivalents	(5)	(3)	(151)	(153)
Net increase/(decrease) in cash equivalents	(341)	(75)	(2,345)	(2,330)

Summarized cash flow statement 2014:

	LLP “KaR-Tel”	LLC “Sky Mobile”	Global Telecom Holding S.A.E.	Omnium Telecom Algérie S.p.A. **
Operating	255	82	(362)	793
Investing	45	21	252	(393)
Financing	(72)	—	102	—
Effect of exchange rate changes on cash and cash equivalents	(14)	(2)	1	(317)
Net increase/(decrease) in cash equivalents	214	101	(7)	83

Summarized cash flow statement 2013:

	LLP “KaR-Tel”	LLC “Sky Mobile”	Global Telecom Holding S.A.E.	Omnium Telecom Algérie S.p.A. **
Operating	270	92	1,166	887
Investing	(221)	(103)	(508)	(109)
Financing	—	—	159	—
Effect of exchange rate changes on cash and cash equivalents	(4)	—	22	29
Cash included as held for sale	—	—	(26)	—
Net increase/(decrease) in cash equivalents	45	(11)	813	807

**	The amount of Non-controlling interests presented for Omnium Telecom Algérie S.p.A. of 76.3% represents the Non-controlling interests in Algeria of 54.5% and the Non-controlling interests in the intermediate parent company in Egypt Global Telecom Holding S.A.E of 48.1%.

Investments in associates and joint ventures

Associates and Joint ventures	2015	2014
Joint ventures	199	237
Other investments in associates and joint ventures	2	28

	201	265

Summarized aggregate financial information joint ventures

	2015	2014	2013
(Loss)/ profit before tax	42	(15)	(18)

Income tax expense	(6)	(1)	(42)

(Loss)/ profit for the year	36	(16)	(60)
Other comprehensive income	—	—	—

Total comprehensive (loss)/ profit	36	(16)	(60)
Elimination of intercompany transactions	—	—	(24)
Group’s share of (loss)/ profit for the year	18	(8)	(42)
Less Group’s share of profit for the year	—	—	—
Group’s share of (loss)/ profit for the year from investment in Joint Venture	18	(8)	(42)

The Company does not have any other material investments in associates and joint ventures. The Group’s share of profit for the year ended December 31, 2015 amounted to US$14 (2014: US$(38), 2013: US$(159)).

13	Other non-operating losses / (gains)

Other non-operating losses / (gains) consisted of the following for the years ended December 31:

	2015	2014	2013
Change in fair value of derivatives over non-controlling interests	—	—	46
Change of fair value of other derivatives	15	(114)	—
Ineffective portion of cash flow hedges	6	(7)	(13)
Indemnity claims	—	—	(84)
Loss from early debt redemption	(4)	—	—
Other (gains)/ losses	25	—	(33)

	42	(121)	(84)

The change in fair value of other derivatives mainly relates to the change in fair value of derivatives in Russia (refer to Note 17).

14	Earnings per share

Earnings per common share for all periods presented has been determined by dividing profit available to common shareholders by the weighted average number of common shares outstanding during the period.

The following table sets forth the computation of basic and diluted earnings per share (“EPS”):

	Year ended December 31
Continuing operations	2015		2014	2013
	(In millions of U.S. dollars, except share amounts)
Numerator:
(Loss)/profit for the period attributable to the owners of the parent		(917)	33		(1,992)
Denominator:
Denominator for basic earnings per share – weighted average common shares outstanding (millions)		1,748	1,748		1,711
Effect of dilutive securities: Employee stock options (millions)		1	1		1
Denominator for diluted earnings per share – assumed conversions (millions)		1,749	1,749		1,712

Basic (loss)/ earnings per share	-$	0.52	$0.02	-$	1.16

Diluted (loss)/ earnings per share	-$	0.52	$0.02	-$	1.16

Employee stock options (representing 1,272,584 shares) that are out of the money as of December 31, 2015 were excluded in the computation of diluted EPS because inclusion of the options would have been antidilutive for the periods presented.

	Year ended December 31
Discontinued operations	2015	2014		2013
	(In millions of U.S. dollars, except share amounts)
Numerator:
(Loss)/profit for the period attributable to the owners of the parent	262		(680)		(633)
Denominator:
Denominator for basic earnings per share – weighted average common shares outstanding (millions)	1,748		1,748		1,711
Effect of dilutive securities: Employee stock options (millions)	1		1		1
Denominator for diluted earnings per share – assumed conversions (millions)	1,749		1,749		1,712

Basic (loss)/ earnings per share	$0.15	-$	0.39	-$	0.37

Diluted (loss)/ earnings per share	$0.15	-$	0.39	-$	0.37

15	Property and equipment

Property and equipment consisted of the following:

	Telecommunications equipment	Land, buildings and constructions	Office and measuring equipment	Other Equipment	Equipment not installed and assets under construction	Total
Cost
At January 1, 2013	20,236	771	1,376	573	2,610	25,566
Acquisition of a subsidiary	35	3	—	1	—	39
Reclassification to AHFS*	(156)	(6)	(5)	(6)	(6)	(179)
Additions	829	17	41	24	2,479	3,390
Disposals	(1,130)	(11)	(57)	(27)	(43)	(1,268)
Transfer	2,521	62	207	142	(2,932)	—
Translation adjustment	(206)	(30)	(44)	(19)	(47)	(346)

At December 31, 2013	22,129	806	1,518	688	2,061	27,202

Reclassification to AHFS*	(10)	—	(1)	—	(25)	(36)
Additions	900	16	44	16	2,394	3,370
Disposals	(1,248)	(20)	(74)	(11)	(13)	(1,366)
Transfer	1,959	49	217	(2)	(2,223)	—
Translation adjustment	(6,376)	(290)	(477)	(274)	(692)	(8,109)

At December 31, 2014	17,354	561	1,227	417	1,502	21,061

Reclassification to AHFS*	(5,085)	—	(163)	(29)	(233)	(5,510)
Additions	342	9	40	2	1,486	1,879
Disposals	(1,126)	(28)	(148)	(7)	(8)	(1,317)
Transfer	1,403	34	806	(660)	(1,583)	—
Acquisitions	1	—	2	1	—	4
Translation adjustment	(2,821)	(153)	(341)	(34)	(245)	(3,594)

At December 31, 2015	10,068	423	1,423	(310)	919	12,523

Depreciation and impairment
At January 1, 2013	(8,488)	(202)	(831)	(357)	(22)	(9,900)
Reclassification to AHFS*	82	3	4	4	—	93
Transfer	7	—	1	—	(8)	—
Depreciation charge for the year	(2,714)	(51)	(210)	(75)	—	(3,050)
Disposals	1,056	7	54	16	—	1,133
Impairment (Note 10)	(45)	—	—	—	(2)	(47)
Translation adjustment	14	10	23	12	3	62

At December 31, 2013	(10,088)	(233)	(959)	(400)	(29)	(11,709)
Reclassification to AHFS*	10	—	1	—	25	36
Transfer	(2)	—	12	(10)	—	—
Depreciation charge for the year	(2,534)	(46)	(198)	(61)	—	(2,839)
Disposals	1,158	13	69	7	—	1,247
Impairment (Note 10)	(68)	—	—	(4)	(2)	(74)
Translation adjustment	3,548	79	314	189	(3)	4,127

At December 31, 2014	(7,976)	(187)	(761)	(279)	(9)	(9,212)

Reclassification to AHFS*	1,921	—	99	25	—	2,045
Transfer	73	(3)	(680)	686	(90)	(14)
Depreciation charge for the year	(1,765)	(35)	(136)	(30)	—	(1,966)
Disposals	1,069	7	145	5	—	1,226
Impairment (Note 10)	(45)	(7)	—	(1)	(97)	(150)
Translation adjustment	1,502	46	241	(2)	—	1,787

At December 31, 2015	(5,221)	(179)	(1,092)	404	(196)	(6,284)

Net book value
At January 1, 2013	11,748	569	545	216	2,588	15,666
At December 31, 2013	12,041	573	559	288	2,032	15,493
At December 31, 2014	9,378	374	466	138	1,493	11,849
At December 31, 2015	4,847	244	331	94	723	6,239

*	AHFS – Asset held for sale

None of the assets were pledged as collateral and no assets have restrictions on title. The Company is not party to significant finance leases.

Depreciation charge for the year

The depreciation charge for 2013, 2014 and 2015 includes depreciation charges from the Italy segment for the periods before the segment was classified as held for sale and discontinued operations.

Change in estimate

During 2015 there were no other material change in estimates related to property and equipment other than the changes described in Note 10 “Impairment” (US$150), and accelerated depreciation in Pakistan pertaining to network modernization activities (US$100).

Capitalized borrowing costs

During 2015 VimpelCom capitalized interest in the cost of property and equipment in the amount of US$9 (2014: US$24, 2013: US$48). During 2015 the capitalization rate was 1.1% (2014: 1.1%, 2013: 2.2%).

Non-cash investing activities

During 2015, VimpelCom acquired property and equipment in the amount of US$560 (2014: US$898, 2013: US$1,256), which was not paid for as of respective year end.

16	Intangible assets

The total gross carrying value and accumulated amortization of VimpelCom’s intangible assets consisted of the following:

	Telecommunications licenses, frequencies and permissions	Software	Brands and trademarks	Customer relation- ships	Telephone line capacity	Other intangible assets	Total
Cost
At January 1, 2013	4,854	1,473	2,377	4,256	178	3,827	16,965
Acquisition of a subsidiary	—	—	—	23	—	—	23
Reclassification to AHFS	(27)	(3)	(6)	(23)	—	—	(59)
Additions	135	284	—	—	6	491	916
Disposals	(30)	(26)	—	(5)	—	(6)	(67)
Transfer	1,807	432	(252)	637	—	(2,624)	—
Translation adjustment	58	(72)	44	13	(7)	29	65

At December 31, 2013	6,797	2,088	2,163	4,901	177	1,717	17,843

Additions	358	341	—	111	1	71	882
Disposals	(302)	(68)	(2)	(2)	—	(3)	(377)
Transfer	12	26	(1)	899	—	(936)	—
Translation adjustment	(1,204)	(505)	(329)	(1,147)	(74)	(326)	(3,585)

At December 31, 2014	5,661	1,882	1,831	4,762	104	523	14,763

Acquisitions	1	—	—	—	—	13	14
Reclassification to AHFS*	(3,338)	(530)	(1,063)	(2,370)	—	(269)	(7,570)
Additions	235	288	—	38	—	78	639
Disposals	(128)	(478)	(1)	—	—	(34)	(641)
Transfer	4	1	—	—	—	(5)	—
Translation adjustment	(674)	(336)	(203)	(692)	(21)	(76)	(2,002)

At December 31, 2015	1,761	827	564	1,738	83	230	5,203

							—
Amortization and impairment							—
At January 1, 2013	(1,622)	(1,021)	(275)	(2,483)	(130)	(833)	(6,364)
Reclassification to AHFS	14	1	6	6	—	—	27
Amortization charge for the year	(418)	(318)	(116)	(669)	(16)	(254)	(1,791)
Disposals	27	22	—	5	—		54
Impairment (Note 10)	(31)	—	—	—	—	—	(31)
Transfer	(1)	1	—	(22)	—	22	—
Translation adjustment	(20)	45	(12)	(21)	5	102	99
At December 31, 2013	(2,051)	(1,270)	(397)	(3,184)	(141)	(963)	(8,006)

Amortization charge for the year	(392)	(306)	(113)	(602)	(1)	(65)	(1,479)
Disposals	301	61	2	2	—	1	367
Impairment (Note 10)	(1)	(2)	—	—	—	—	(3)
Transfer	3	(2)	—	(707)	—	706	—
Translation adjustment	569	298	111	735	54	308	2,075

At December 31, 2014	(1,571)	(1,221)	(397)	(3,756)	(88)	(13)	(7,046)

Reclassification to AHFS*	709	276	228	2,088	—	(125)	3,176
Amortization charge for the year	(269)	(227)	(70)	(274)	(6)	(37)	(883)
Disposals	128	473	1	—	—	34	636
Impairment (Note 10)	—	—	—	—	—	—	—
Transfer	—	18	—	14	—	(32)	—
Translation adjustment	298	223	49	527	18	23	1,138

At December 31, 2015	(705)	(458)	(189)	(1,401)	(76)	(150)	(2,979)

							—
Net book value							—
							—
At January 1, 2013	3,232	452	2,102	1,773	48	2,994	10,601
At December 31, 2013	4,746	818	1,766	1,717	36	754	9,837
At December 31, 2014	4,090	661	1,434	1,006	16	510	7,717
At December 31, 2015	1,056	369	375	337	7	80	2,224

As of December 31, 2015, none of the intangible assets were pledged as collateral and no assets have restrictions on title.

During 2015 and 2014, VimpelCom did not capitalize any interest in the cost of intangible assets.

Non-cash investing activities

During 2015, VimpelCom acquired intangible assets in the amount of US$105 (2014: US$90, 2013: US$173), which was not paid for as of respective year end.

17	Financial assets and liabilities

Financial assets

The Company has the following financial assets as of December 31:

	2015	2014
Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Cross-currency interest rate exchange contracts	1	—
Foreign exchange contracts	15	94
Embedded derivatives in notes	—	8
Financial instruments at fair value
Derivatives designated as fair value hedges
Cross-currency interest rate exchange contracts	—	170
Derivatives designated as cash flow hedges
Cross-currency interest rate exchange contracts	—	320
Foreign exchange contracts	17	37
Available for sale financial instruments	45	49

Total financial instruments at fair value	78	678

Loans granted, deposits and other financial assets at amortized cost
Bank deposits	432	110
Interest receivable	1	3
Other investment	46	26
Other loans granted	2	51

Total loans granted, deposits and other financial assets	481	190

Total other financial assets	559	868

Total current	395	266
Total non-current	164	602

Financial liabilities

The Company has the following financial liabilities as of December 31:

	2015	2014
Financial instruments at fair value
Derivatives not designated as hedges
Foreign exchange contracts	1	—
Derivatives designated as cash flow hedges
Interest rate exchange contracts	3	90

Total financial instruments at fair value	4	90

Other financial liabilities at amortized cost
Bank loans and bonds
Bank loans and bonds, principal	8,784	25,024
Interest accrued	176	394
Fair value adjustment*	—	29
Discounts, unamortized fees	83	(73)
Equipment financing
Equipment financing principal	760	1,019
Discounts, unamortized fees on equipment financing	(23)	(33)
Interest accrued on equipment financing	4	2
Loans from others
Loans from others, principal	—	400
Interest accrued	—	13
Derivative over non-controlling interest recorded in equity	—	259

Total other financial liabilities at amortized cost	9,784	27,034

Total other financial liabilities	9,788	27,124

Total current	1,693	3,188
Total non-current	8,095	23,936

*	The unamortized fair value adjustment under the acquisition method of accounting relates to the fair value re-measurement of listed debt acquired in the business combination with Wind Telecom. This adjustment was written off due to the refinancing of associated debt.

Bank loans and bonds

The Company has the following principal amounts outstanding for interest-bearing loans and bonds as of December 31:

Borrower	Type of Debt	Interest rate		Maturity	Currency	2015	2014	Guarantor
WIND Acquisition Finance S.A.	Senior Secured Notes*	3m Euribor + 4.0-5.3 4.0-6.5	% %	2019- 2021	EUR/US$	—	5,868	WIND Telecomunicazioni S.p.A.
PJSC VimpelCom	Eurobonds	6.5-9.1%		2016- 2021	US$	1,680	3,100	None
WIND Telecomunicazioni S.p.A.	Senior Facility Agreement*	6m Euribor + 4.3- 4.8%		2018- 2019	EUR	—	2,156	WIND Telecomunicazioni S.p.A.
WIND Acquisition Finance S.A.	Senior Notes*	7.0-7.4%		2021	EUR/US$	—	4,917	WIND Telecomunicazioni S.p.A.
PJSC VimpelCom	Sberbank	12.75%		2017- 2018	RUB	831	1,583	None
PJSC VimpelCom	Ruble Bonds	10.0- 11.9%		2017	RUB	550	978	None
VimpelCom Holdings B.V.	Notes	5.2-7.5%		2017- 2023	US$	3,183	3,600	PJSC VimpelCom
VimpelCom Holdings B.V.	Notes	9.0%		2018	RUB	165	213	PJSC VimpelCom
VimpelCom Amsterdam B.V.	Alfa Bank	1m Libor + 3.3%		2017	US$	1,000	1,000	None
VimpelCom Amsterdam B.V.	Revolving Credit Facility	6m Libor + 3.0%		2017	US$	—	500	None
WIND Telecomunicazioni S.p.A.	Revolving Credit Facility*	Euribor + 4.3%		2018	EUR	—	121	WIND Telecomunicazioni S.p.A.
Banglalink Digital Communications Ltd.	Senior Notes	8.6%		2019	US$	300	300	None
Omnium Telecom Algeria SpA	Syndicated loan (Algeria)	Bank of Algeria re- discount rate + 2.0%		2019	DZD	467		None
	Other loans					608	688
	Total bank loans and bonds					8,784	25,024

	Less current portion					(1,342)	(2,407)
	Long-term portion of bank loans and bonds					7,442	22,617

*-	Bank loans and bonds relate to Italy presented as held for sale.

Loans from others

The Company has the following principal amounts outstanding for loans from other parties as of December 31:

Type of debt	Interest rate	Maturity	Currency	2015*	2014
Debt to Italian Government (LTE license)	Rendistato+1%	2016	EUR	—	196
Annuity loans	3.4-5.5%	2016	EUR	—	45
Terna Debt	10.1%	2035	EUR	—	159
Other loans					—
Total loans from others				—	400

Less current portion				—	(125)
Long-term loans from others				—	275

*-	Loans from others relate to Italy presented as held for sale.

Major treasury events during 2015

VimpelCom Amsterdam B.V. cash tender offer for PJSC VimpelCom and VimpelCom Holdings B.V. U.S. dollar notes

On March 30, 2015, VimpelCom Amsterdam B.V. closed a tender of up to US$2,100 aggregate principal amount on outstanding U.S. dollar notes issued by VimpelCom Holdings B.V. and PJSC VimpelCom. The aggregate principal amount accepted for repurchase was US$1,838 and was settled on April 2, 2015.

The unamortized debt issuance costs and unamortized fair value hedge basis adjustment were released to the income statement at the date of the closing resulting in a gain of US$21, recorded as “early redemption fees” in “Other non-operating gains/losses”, refer note 13.

VimpelCom Holdings B.V.

On December 24, 2015, VimpelCom Holdings B.V. entered into an RMB 700 million (approximately US$108 as of December 24, 2015) term loan facility agreement with China Development Bank Corporation as lender, bearing interest at a fixed rate of 5.71% per annum, to finance equipment purchases by PJSC VimpelCom from Huawei Technologies Co. Ltd, its subsidiaries and its affiliates. VimpelCom Amsterdam B.V. has guaranteed the payment obligations under this facility. The facility is available for a period of two years and has a total tenor of five years.

PJSC VimpelCom (former name “OJSC VimpelCom”)

Sberbank facilities

As a result of the macro economic environment in Russia, Sberbank informed PJSC VimpelCom on March 2, 2015, of an unilateral increase in fixed interest rates in the three outstanding term loan credit facilities to PJSC VimpelCom from between 9.00% and 10.75% per annum to between 14.50% and 16.25% per annum effective June 1, 2015, in accordance with the terms of the facility agreements. The increase applied to a total outstanding principal amount of RUB 80,274 million (approximately US$1,515 as of June 1, 2015). The interest rate as from June 1, 2015 was 14.5% per annum.

On August 5, 2015, PJSC VimpelCom and Sberbank signed the amendments to the three Sberbank credit facility agreements to reduce the fixed interest rates on each facility to between 8.75% and 14.0% per annum, depending on certain conditions set out in the agreements. The reduction applies to a total principal amount of RUB 77,497 million (approximately US$1,232 as of August 5, 2015). Since August 5, 2015, the current fixed interest rate is 12.75% per annum. In addition, as a result of further amendments entered into between PJSC VimpelCom and Sberbank on December 30, 2015, the fixed interest rates on the term loan facilities with Sberbank can no longer be unilaterally increased by Sberbank.

On December 30, 2015, PJSC “VimpelCom” entered into a credit facility agreement with Sberbank of Russia for the amount of RUB 30,000 million (approximately US$414) with an availability period until of March 31, 2016. This facility bears interest at a rate of 11.55% per annum and matures on June 29, 2018.

Reset of interest on PJSC “VimpelCom” putable Ruble bonds

On March 5, 2015, PJSC VimpelCom announced the reset of the coupon rate on its 8.85% put-able Ruble bonds in a principal amount of RUB 25,000 million (approximately US$418 as of March 5, 2015) maturing on March 8, 2022 and in a principal amount of RUB 10,000 million (approximately US$174 as of March 5, 2015) maturing on March 14, 2022.

The new coupon rate of 10.00% per annum is applicable for the next four coupon periods (next two years) and will reset again on March 5, 2017 at the same time as the next bondholder put date. Following the reset of the coupon rate, bondholders exercised their put options in aggregate principal amounts of RUB 24,788 million (approximately US$414 as of March 5, 2015) and RUB 9,995 million (approximately US$174 as of March 5, 2015) which was repaid on March 20, 2015 and March 26, 2015 respectively.

PJSC “VimpelCom” bond issue

On October 16, 2015, PJSC VimpelCom issued RUB 15,000 million (approximately US$226 as of October 16, 2015) and RUB 10,000 million (approximately US$151 as of October 16, 2015) Ruble bonds due in 2025 with a coupon of 11.90%, payable semi-annually. This coupon is applicable for the first four coupon periods (first two years) and will reset on October 13, 2017 along with the bondholder put date. The proceeds were used to refinance scheduled debt repayments.

PJSC VimpelCom secondary bond placement

On November 3, 2015, PJSC “VimpelCom” confirmed the final allocation of the secondary offer of Ruble bonds in a principal amount of RUB 14,840 million (approximately US$233 as of November 3, 2015) due 2022 with an investor put option on March 17, 2017. The proceeds have been settled on November 5, 2015. The Bonds have a coupon of 10.0% per annum. Interest is payable semi-annually. The selling price was 98.05% and the yield to the next put option date is 11.91%. The proceeds were used to refinance scheduled debt repayments.

Omnium Telecom Algeria SpA and Optimum Telecom Algérie SpA financing

For information on the credit facilities of Omnium Telecom Algeria SpA and Optimum Telecom Algérie SpA and the utilization thereof, see Note 6.

Pakistan Mobile Communications Ltd. (“PMCL”) financing

On July 9, 2015, PMCL drew an amount of PKR 2,275 million (approximately US$22 as of July 9, 2015) under an existing syndicated facility. This facility bears interest at 6 months Karachi Interbank Offered Rate (“KIBOR”) plus 1.0% per annum. Repayment will take place through periodic instalments between November 26, 2015 and November 26, 2018.

On September 3, 2015, PMCL issued additional local Sukuk Certificates for an amount of PKR 3,900 million (approximately US$37 as of September 3, 2015). These certificates bear interest at 3 month KIBOR plus 0.88% per annum. Repayment will take place through periodic instalments between March 22, 2017 and December 22, 2019.

On December 3, 2015 PMCL entered into a syndicated facility with several banks for the amount of PKR 16,000 million (approximately US$152 as of December 3, 2015). This facility bears interest at 6 month KIBOR plus 0.8% per annum. Repayment will take place through periodic instalments between June 23, 2018 and December 23, 2020. On December 23, 2015 PMCL has drawn PKR 500 million (approximately US$5 as of December 23, 2015).

On December 7, 2015 PMCL entered into a credit facility with Habib Bank Limited for the amount of PKR 4,000 million (approximately US$38 as of December 7, 2015). This facility bears interest at 6 month KIBOR plus 0.9% per annum. Repayment will take place through periodic instalments between June 22, 2018 and December 23, 2020.

KaR-Tel financing

On May 4, 2015, KaR-Tel, an indirect subsidiary of the Company, entered into a KZT 8,300 million (approximately US$45 as of May 4, 2015) term loan facility agreement with Kazkommertsbank JSC as lender, bearing interest at a rate of 19% per annum. KaR-Tel has provided a cash deposit in the amount of US$50 as security. The loan enables KaR-Tel to ensure a higher level of liquidity in local currency. The facility has a term of one year and was fully drawn down on May 4, 2015.

KaR-Tel loan to non-controlling shareholder

On March 2, 2015, KaR-Tel signed a facility agreement with Aureglia Limited, the minority shareholder of its parent company VIP Kazakhstan Holding AG, for a total amount of US$100. On March 10, 2015, Aureglia Limited drew down the total amount of the facility at an interest rate of 2.41% per annum. The facility was fully repaid on June 24, 2015.

Hedging activities and derivatives

Derivative financial instruments

VimpelCom uses derivative instruments, including swaps, forward contracts and options to manage certain foreign currency and interest rate exposures. The Company views derivative instruments as risk management tools and does not use them for trading or speculative purposes. The Company has designated the majority of its derivative contracts, which mainly relate to hedging the interest and foreign exchange risk of external debt, as formal hedges and applies hedge accounting on these derivative contracts.

All derivatives are accounted for on a fair value basis and the changes in fair value are recorded in the income statement, except for put options over non-controlling interests not providing a present ownership interest in the outstanding shares, and derivative instruments which are accounted for using cash flow hedge accounting. Cash flows from derivative instruments are reported in the statement of cash flows in the same line where the underlying cash flows of the hedged item are recorded.

Foreign exchange contracts

VimpelCom enters into short-term forward and zero-cost collar agreements with several banks in order to protect cash flows of its short-term financial and non-financial obligations denominated in US$ from adverse US$-RUB movements. As of December 31, 2015, the notional amount outstanding of these derivative contracts (only forwards) was US$490 (2014: only zero-cost collars US$603) with an average FX rate 69.02 (2014: an average cap rate 48.72 and an average floor rate 39.95).

Embedded derivatives in notes

The Notes issued by the Company’s Bangladesh subsidiary, Banglalink Digital Communications Ltd. (“Banglalink”), include early repayment options. Accordingly, Banglalink can repay the debt at certain dates prior to the maturity date at agreed redemption prices. These embedded derivatives are accounted for as a financial asset at fair value through profit or loss.

Cross currency interest rate exchange contracts

The Company’s Pakistan subsidiary, Pakistan Mobile Communications Limited, entered into several Cross-Currency Interest Rate Swap Agreements to reduce the volatility of cash flows on US$ denominated debt with current outstanding balances of US$14 (2014: US$23) to PKR 1,455 (2014: PKR 2,274), and related interest with maturities until December 15, 2017. Pursuant to these agreements, the Company’s Pakistan subsidiary pays floating interest rate of 6 month KIBOR minus 0.32%-2.60%.

Interest rate swap contracts

The Company’s Pakistan subsidiary, Pakistan Mobile Communications Limited, entered into several Interest Rate Swap Agreements to reduce the cash flow volatility due to variable debt interest payments. Pursuant to these agreements, Pakistan Mobile Communications Limited pays a fixed rate of 8.15%—8.72% and receives KIBOR three- or six-month floating rate on a notional amount of PKR 19,400 million, which will amortize until maturity along with the principal of the underlying debt. The swaps expire between May 16, 2019 and December 23, 2019.

Derivatives not designated as hedging instruments

The Company uses foreign currency denominated borrowings, foreign exchange swaps, options and zero cost collars and forward currency contracts to manage its transaction exposures. These currency forward contracts are not designated as cash flow, fair value or net investment hedges and are entered into for periods consistent with currency transaction exposures, generally from one to six months. Although the derivatives have not been designated in a hedge relationship, they act as a commercial hedge and offset the underlying transaction when they occur.

Derivatives under hedge accounting

The Company uses cross currency interest rate swaps, interest rate swaps, foreign exchange forwards/swaps, options and zero cost collars to manage its exposure to variability in cash flows that is attributable to foreign exchange and interest rate risk to loans and borrowings. Most of these derivative contracts are either designated as cash flow or fair value hedges and are entered into for periods up to the maturity date of the hedged loans and borrowings.

The company applies cash flow hedge accounting to hedge the risk on future foreign currency cash flows and floating interest rate cash flows.

The Company’s hedge accounting is summarized below:

		At December 31, 2015			At December 31, 2014
	Risk being hedged	Nominal value	Fair value assets	Fair value liabilities	Nominal value	Fair value assets	Fair value liabilities
Cash flow hedge accounting
Cross currency interest rate exchange contracts	Currency	—	—	—	3,875	320	—
Interest rate exchange contracts	Interest	185	—	3	1,657	—	90
Foreign exchange contracts	Currency	298	17	—	191	37	—
Fair value hedge accounting
Cross currency interest rate exchange contracts	Currency	—	—	—	1,375	170	—
No hedge accounting
Cross currency interest rate exchange contracts	Currency	14	1	—	22	—	—
Foreign exchange contracts	Currency	266	15	1	468	94	—

The following table shows the periods in which the cash flows of the derivatives, to which cash flow hedge accounting applies, are expected to occur:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
At December 31, 2015
Cash flows	13	(4)	(1)	—	8
Cash flow hedge reserve					2

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
At December 31, 2014
Cash flows	70	55	91	60	276
Cash flow hedge reserve					(71)

Fair values

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments that are carried in the consolidated financial statements as of December 31, (based on future cash flows discounted at current market rates), other than those with carrying amounts that are reasonable approximations of fair values:

	Carrying value		Fair value
	2015	2014	2015	2014
Financial assets
Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Cross-currency interest rate exchange contracts	1	—	1	—
Foreign exchange contracts	15	94	15	94
Embedded derivatives in notes	—	8	—	8
Financial instruments at fair value
Derivatives designated as fair value hedges
Cross-currency interest rate exchange contracts	—	170	—	170
Derivatives designated as cash-flow hedges
Cross-currency interest rate exchange contracts	—	320	—	320
Foreign exchange contracts	17	37	17	37
Available for sale financial instruments	45	49	45	49

Total financial instruments at fair value, assets	78	678	78	678

Loans granted, deposits and other financial assets
Bank deposits	432	110	432	110
Interest receivable	1	3	1	3
Other investment	46	26	46	26
Other loans granted	2	51	2	51

Total loans granted, deposits and other financial assets	481	190	481	190

Total financial assets	559	868	559	868

Financial instruments at fair value
Derivatives not designated as hedges
Foreign exchange contracts	1	—	1	—
Derivatives designated as cash flow hedges
Interest rate exchange contracts	3	90	3	90

Total financial instruments at fair value, liabilities	4	90	4	90

Total other financial liabilities at amortized cost	9,784	27,034	9,720	25,410

Total financial liabilities	9,788	27,124	9,724	25,500

The fair value of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair values were estimated based on quoted market prices of our bonds, derived from market prices or by using discounted cash flows under the agreement at the rate applicable for the instruments with similar maturity and risk profile.

The carry amount of cash of cash and cash equivalents, trade and other receivables, and trade and other payables approximates to their respective fair value.

The fair value of derivative financial instruments is determined using present value techniques such as discounted cash flow techniques, Monte Carlo simulation and/or the Black-Scholes model. These valuation techniques are commonly used for valuation of derivative. Observable inputs (Level 2) used in the valuation techniques includes LIBOR, EURIBOR, swap curves, basis swap spreads, foreign exchange rates and credit default spreads of both counterparties and our own entities.

The fair value of Available for Sale financial instruments are determined through comparison of various multiples and reference to market valuation of similar entities quoted in an active market. If information is not available, a discounted cash flow method is used.

Fair value measurements for financial liabilities at amortized cost are based on quoted market prices, where available. If the quoted market price is not available, the fair value measurement is based on discounted expected future cash flows using a market interest rate curve, credit spreads and maturities.

Fair value hierarchy

As of December 31, 2015 and 2014 the Company held financial instruments at fair value recorded on the statement of financial position.

The fair value hierarchy ranks fair value measurements based on the type of inputs used in the valuation; it does not depend on the type of valuation techniques used:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs are unobservable inputs for the asset or liability

The following table provides the disclosure of fair value measurements separately for each major class of assets and liabilities.

As of December 31, 2015
Description	(Level 1)	(Level 2)	(Level 3)	Total
Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Cross-currency and Interest rate exchange contracts	—	1	—	1
Foreign exchange contracts	—	15	—	15
Financial instruments at fair value
Derivatives designated as cash flow hedges
Foreign exchange contracts	—	17	—	17
Available for sale financial instruments	—	18	27	45

Total financial instruments at fair value, assets	—	51	27	78

Assets for which fair values are disclosed
Loans granted, deposits and other financial assets
Bank deposits	—	432	—	432
Interest receivable	—	1	—	1
Other investment	—	46	—	46
Other loans granted	—	2	—	2

Total assets for which fair values are disclosed	—	481	—	481

Financial instruments at fair value through profit or loss / equity
Derivatives not designated as hedges
Foreign exchange contracts	—	1	—	1
Derivatives designated as cash flow hedges
Interest rate exchange contracts	—	3	—	3

Total financial instruments at fair value, liabilities	—	4	—	4

Liabilities for which fair values are disclosed
Financial liabilities at amortized cost	5,658	4,062	—	9,720

Total liabilities for which fair values are disclosed	5,658	4,062	—	9,720

As of December 31, 2014
Description	(Level 1)	(Level 2)	(Level 3)	Total
Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Cross-currency and Interest rate exchange contracts
Foreign exchange contracts	—	94	—	94
Embedded derivatives in notes			8	8
Financial instruments at fair value				—
Derivatives designated as fair value hedges				—
Cross-currency interest rate exchange contracts	—	170	—	170
Derivatives designated as cash-flow hedges				—
Cross-currency and Interest rate exchange contracts	—	320	—	320
Foreign exchange contracts	—	37	—	37
Available for sale financial instruments	—	27	22	49

Total financial instruments at fair value, assets	—	648	30	678

Assets for which fair values are disclosed
Loans granted, deposits and other financial assets
Bank deposits	—	110	—	110
Interest receivable	—	3	—	3
Other investment	—	26	—	26
Other loans granted	—	51	—	51

Total assets for which fair values are disclosed	—	190	—	190

Financial instruments at fair value
Derivatives designated as cash flow hedges
Interest rate exchange contracts	—	90	—	90

Total financial instruments at fair value, liabilities	—	90	—	90

Liabilities for which fair values are disclosed
Financial liabilities at amortized cost	11,177	14,233	—	25,410

Total liabilities for which fair values are disclosed	11,177	14,233	—	25,410

The reconciliation of movements relating to financial instruments classified in level 3 of the fair value hierarchy:

	As of Dec.31, 2014	Currency translation adjustment	Change in fair value reported in earnings	Change in fair value reported in equity	Purchased	Transferred to Level 2	As of Dec.31, 2015
Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Embedded derivatives in notes	8	—	—	—	—	(8)	—
Financial instruments at fair value
Available for sale financial instruments	22	(2)	—	7	—	—	27

Total financial instruments at fair value, assets	30	(2)	—	7	—	(8)	27

	As of Dec.31, 2013	Currency translation adjustment	Change in fair value reported in earnings	Change in fair value reported in equity	Purchased	Sold/ Settled/ Expired	As of Dec.31, 2014
Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Embedded derivatives in notes	154	—	(149)	—	3	—	8
Financial instruments at fair value
Available for sale financial instruments	20	(2)	—	4	—	—	22

Total financial instruments at fair value, assets	174	(2)	(149)	4	3	—	30

Transfers into and transfers out of fair value hierarchy levels are recognized at the end of the reporting period (of the date of the event or change in circumstances that caused the transfer). During the year ended December 31, 2015, there were no transfers between Level 1 and Level 2 fair value measurements. Embedded derivative fair value measurements were transferred from Level 3 to Level 2 as the primary calculations used in the valuation of these instruments are based on market observable inputs such as forward curve data, discount factors, swaption volatilities and credit spreads. On a quarterly basis, the Company reviews if there are any indicators for a possible transfer between the Level 2 and Level 3. This depends on how the Company is able to obtain the underlying input parameters when assessing the fair valuations.

There were no other movements of financial instruments measured at the fair value using unobservable inputs (Level 3) other than change of fair value and currency translation adjustment.

Any changes in fair values of financial instruments are unrealized and recorded in “Other non-operating losses” in the Statement of comprehensive income.

Offsetting financial assets and liabilities

For the financial assets and liabilities subject to netting arrangements, each agreement between the Group and the counterparty allows for net settlement of the relevant financial assets and liabilities when both elect to settle on a net basis. In the absence of such an election, financial assets and liabilities are settled on a gross basis.

The major arrangements applicable for the Group are agreements with national and international interconnect operators and agreements with roaming partners.

Several entities of the Group have entered into International Swaps and Derivatives Association, Inc. (ISDA) Master Agreements or equivalent documents with their counterparties, governing the derivative transactions entered into between these entities and their counterparties. Based on these documents, only in case of an Event of Default of either the entity or the counterparty, is it allowed to offset any derivative positions outstanding.

				Related amounts not set off in the consolidated statement of financial position
As at December, 31 2015	Gross amounts recognized	Gross amounts set off in the consolidated statement of financial position	Net amounts presented in the consolidated statement of financial position	Financial instruments	Cash collateral received	Net amount
Other financial assets (non-current)	164	—	164	—	—	164
Other financial liabilities (non-current)	8,095	—	8,095	—	—	8,095
Other financial assets (current)	395	—	395	—	—	395
Other financial liabilities (current)	1,693	—	1,693	—	—	1,693
Trade and other receivables	720	(43)	677	—	—	677
Trade and other payables	1,811	(43)	1,768	—	—	1,768

				Related amounts not set off in the consolidated statement of financial position
As at December 31, 2014	Gross amounts recognized	Gross amounts set off in the consolidated statement of financial position	Net amounts presented in the consolidated statement of financial position	Financial instruments	Cash collateral received	Net amount
Other financial assets (non-current)	602	—	602	—	—	602
Other financial liabilities (non-current)	23,936	—	23,936	—	—	23,936
Other financial assets (current)	266	—	266	—	—	266
Other financial liabilities (current)	3,188	—	3,188	—	—	3,188
Trade and other receivables	1,983	(97)	1,886	—	—	1,886
Trade and other payables	4,104	(97)	4,007	—	—	4,007

18	Current and non-current other financial assets and liabilities

Other non-current non-financial assets consisted of the following as of:

	December 31, 2015	December 31, 2014
Deferred costs related to connection fees	10	13
Other long-term assets	95	13

	105	26

Other current non-financial assets consisted of the following as of:

	December 31, 2015	December 31, 2014
Advances to suppliers	162	371
Input VAT	129	161
Prepaid taxes	21	141
Deferred costs related to connection fees	8	16
Indemnification assets	—	99
Others	14	9

	334	797

Other non-current non-financial liabilities consisted of the following as of:

	December 31, 2015	December 31, 2014
Long-term deferred revenue	15	76
Provision for pensions and other post-employment benefits	33	126
Governmental grants	—	41
Payables for intangibles	34	43
Other non-current liabilities	13	115

	95	401

Other current non-financial liabilities consisted of the following as of:

	December 31, 2015	December 31, 2014
Customer advances	231	496
Short-term deferred revenue	146	203
Customer deposits	80	85
Other taxes payable	268	580
Other payments to authorities	45	124
Due to employees	168	224
Other liabilities	101	218

	1,039	1,930

19	Inventories

Inventory consisted of the following as of:

	December 31, 2015	December 31, 2014
Telephone handsets and accessories for sale	96	99
SIM-Cards	11	14
Other inventory	20	26
Inventory write-offs	(23)	(22)

Total	104	117

20	Trade and other receivables

Trade and other receivables consisted of the following as of December 31:

	2015	2014
Trade accounts receivable, gross	724	2,429
Allowance for doubtful accounts	(182)	(582)

Trade accounts receivable, net	542	1,847
Other receivables	135	39

	677	1,886

As of December 31, 2015, trade receivables with an initial value of US$182 (2014: US$582) were impaired and, thus, fully provided for. See below the movements in the allowance for the impairment of receivables:

	2015	2014	2013
Balance as of January 1,	582	795	717
Acquisition of a subsidiary	1	—	—
Classified as held for sale	(386)	(4)	—
Allowance for doubtful debts	72	208	207
Recoveries	—	(7)	—
Accounts receivable written off	(24)	(292)	(135)
Foreign currency translation adjustment	(63)	(118)	6

Balance as of December 31,	182	582	795

As of December 31, 2015, the aging analysis of trade receivables is as follows:

	Total	Neither past due nor impaired	Past due but not impaired
			< 30 days	30–120 days	> 120 days
2015	542	337	99	68	38
2014	1,847	1,187	181	137	342

21	Cash and cash equivalents

Cash and cash equivalents consisted of the following items as of December 31:

	2015	2014
Cash at banks and on hand	1,644	4,586
Short-term deposits with original maturity of less than three months	1,970	1,756

Total cash and cash equivalents	3,614	6,342

Cash at banks earns interest at floating rates based on bank deposit rates. Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates.

The cash balances as of December 31, 2015 in Uzbekistan of US$495 (December 31, 2014: US$532) and in Ukraine of US$4 (December 31, 2014: US$116) are restricted due to local government or central bank regulations and therefore cannot currently be repatriated.

Cash balances as of December 31, 2015 include investments in money market funds of US$1,174 (December 31, 2014: US$1,207).

22	Issued capital and reserves

As of December 31, 2015, the Company had 2,759,171,830 authorized common shares (2014: 2,759,171,830) with a nominal value of US$0.001 per share, of which 1,756,731,135 shares were issued and outstanding (2014: 1,756,731,135). The holders of common shares are, subject to our bye-laws and Bermuda law, generally entitled to enjoy all the rights attaching to common shares. Each fully paid common share entitles its holder to (a) participate in shareholder meetings; (b) have one vote on all issues voted upon at a shareholder meeting, except for the purposes of cumulative voting for the election of the Supervisory Board, in which case each common share shall have the same number of votes as the total number of members to be elected to the Supervisory Board and all such votes may be cast for a single candidate or may be distributed between or among two or more candidates; (c) receive dividends approved by the Supervisory Board; (d) in the event of our liquidation, receive a pro rata share of our surplus assets; and (e) exercise any other rights of a common shareholder set forth in our bye-laws and Bermuda law.

There are currently 305,000,000 VimpelCom convertible preferred shares authorized and outstanding, with a nominal value of US$0.001 per share, which may be converted into VimpelCom common shares at the option of the shareholder (presently Telenor) any time between October 15, 2013 and April 15, 2016 at a price based on the NASDAQ price of VimpelCom ADSs. The redemption value of convertible preference shares are reflected in other financial liabilities. Each convertible preference share entitles its holder to one vote per convertible preferred share, voting together with the common shares as a single class, except where cumulative voting applies when electing directors. Convertible preferred shares do not have dividend rights. The holders of convertible preferred shares, in the event of our winding-up or dissolution, are not entitled to any payment or distribution in respect of our surplus assets. The holders of convertible preferred shares (presently Telenor) are, subject to our bye-laws and Bermuda law, entitled to convert their convertible preferred shares, at their option, any time between October 15, 2013 and April 15, 2016 at a price based on the NASDAQ price of VimpelCom ADSs. Any convertible preferred shares not redeemed five years after the date of their issue will be immediately redeemed by the company at a redemption price of US$0.001 per share.

In the accompanying financials and in these notes, shares held by the Company or its subsidiaries are treated as “treasury shares”. Treasury shares amount to 7,726,487 shares of common stock as of December 31, 2015 (2014: 8,132,989).

Share options exercised in each respective year have been settled using the treasury shares of the Company. The reduction in the treasury shares equity component is equal to the cost incurred to acquire the shares, on a weighted average basis. Any excess between the cash received from employees and reduction in treasury shares is recorded in capital surplus.

Nature and purpose of reserves

Other capital reserves

The other capital reserve is mainly used to recognize the value of equity-settled share-based payment transactions provided to employees, including key management personnel, as part of their remuneration (see Note 25), to record the accumulated impact of derivatives designated as cash flow hedges (see Note 17) and recognize the results of transactions that does not result in a change of control with non-controlling interest (Note 6).

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries. The decrease in the foreign currency reserve relates mainly to the strengthening of the US Dollar and the depreciation of emerging markets currencies in which VimpelCom operates over the past two years.

23	Dividends paid and proposed

Pursuant to Bermuda law, VimpelCom is restricted from declaring or paying a dividend if there are reasonable grounds for believing that (a) VimpelCom is, or would after the payment be, unable to pay its liabilities as they become due, or (b) the realizable value of VimpelCom assets would, as a result of the dividend, be less than the aggregate of VimpelCom liabilities.

On November 6, 2015 the Company announced that the Supervisory Board authorized the payment of a dividend of US 3.5 cents per ADS. The dividend was paid on December 7, 2015.

On November 11, 2014, the Supervisory Board authorized the payment of a dividend of US 3.5 cents per ADS. The dividend was paid on December 8, 2014.

The Company made appropriate tax withholdings of up to 15% when the dividends is paid to the Company’s ADS depositary, The Bank of New York Mellon.

24	Provisions

The following table summarizes the movement in provisions for the years ended December 31, 2015 and 2014:

	Income taxes provisions	Tax provisions other than for income tax	Provision for decommissioning	Legal provisions	Other provisions	Total provisions
At January 1, 2014	275	368	202	69	1,383	2,297
Arising during the year	108	12	45	12	162	339
Utilized	(8)	(54)	(2)	(6)	(231)	(301)
Reclassification	44	(247)	—	(25)	228	—
Unused amounts reversed	(16)	(9)	(1)	(4)	(41)	(71)
Discount rate adjustment and imputed interest (change in estimates)	—	—	9	—	3	12
Translation adjustments and other	(50)	(10)	(63)	(2)	(256)	(381)
At December 31, 2014	353	60	190	44	1,248	1,895
Total current 2014	131	31	—	14	1,192	1,368
Total non-current 2014	222	29	190	30	56	527
At January 1, 2015	353	60	190	44	1,248	1,895
Arising during the year	92	31	15	945	37	1,120
Utilized	(28)	—	(1)	(4)	(1,170)	(1,203)
Reclassification to HFS	(46)	—	(41)	(27)	(41)	(155)
Reclassification	21	(9)	1	3	(16)	—
Unused amounts reversed	(67)	(13)	(55)	(36)	(16)	(187)
Discount rate adjustment and imputed interest (change in estimates)	—	—	6	—	—	6
Translation adjustments and other	(43)	(4)	(28)	(6)	(25)	(106)
At December 31, 2015	282	65	87	919	17	1,370
Total current	118	36	—	849	17	1,020
Total non-current	164	29	87	70	—	350

At December 31, 2015, legal provisions include the provision of US$900 in connection with the investigations relating to our business in Uzbekistan as further discussed below.

During 2015, the Company recorded significant provisions for a number of tax disputes in Pakistan and Bangladesh, including disputes relating to the supply of SIM cards.

The timing of payments in respect of non-current provisions is, with few exceptions, not contractually fixed and cannot be estimated with certainty. Key assumptions and sources of uncertainty are discussed in Note 4.

Significant tax and legal proceedings are discussed in Note 26 below. Given the uncertainties inherent in such proceedings, there can be no guarantee that the ultimate outcome will be in line with VimpelCom’s current view.

The Group has recognized a provision for decommissioning obligations associated with future dismantling of its towers in various jurisdictions.

Investigations by SEC/DOJ/OM

VimpelCom has reached resolutions through agreements with the U.S. Department of Justice (the “DOJ”), the U.S. Securities and Exchange Commission (the “SEC”) and the Dutch Public Prosecution Service (Openbaar Ministerie) (the “OM”) relating to the previously disclosed investigations under the FCPA and relevant Dutch laws pertaining to VimpelCom’s business in Uzbekistan and prior dealings with Takilant Ltd. The relevant agreements have been approved by the authorities. Pursuant to these agreements, VimpelCom agreed to pay an aggregate amount of US$795 in fines and disgorgements to the SEC, the DOJ and the OM.

On February 18, 2016, the United States District Court for the Southern District of New York (the “District Court”) approved the agreements with the DOJ. In particular, the District Court approved without modification the deferred prosecution agreement (the “DPA”) entered into by VimpelCom and the DOJ related to charges of conspiracy to violate the anti-bribery and the books-and-records provisions of the FCPA and violation of the internal controls provisions of the FCPA. In addition, Unitel LLC (“Unitel”), a subsidiary of VimpelCom operating in Uzbekistan, pleaded guilty to conspiring to violate the anti-bribery provisions of the FCPA, and the District Court immediately sentenced Unitel in accordance with the plea agreement between VimpelCom and the DOJ. Under the agreements with the DOJ, VimpelCom agreed to pay a total criminal penalty of US$230 to the United States, including US$40 in forfeiture.

In connection with the investigation by the OM, VimpelCom and Silkway Holding BV, a wholly owned subsidiary of VimpelCom, entered into a settlement agreement (the “Dutch Settlement Agreement”) related to anti-bribery and false books-and-records provisions of Dutch law. Pursuant to the Dutch Settlement Agreement, VimpelCom agreed to pay criminal fines of US$230 and to disgorge US$375, to be satisfied by the forfeiture to the DOJ of US$40, a disgorgement to the SEC of US$167.5 and a further payment to the OM of US$167.5 beyond the criminal fines.

VimpelCom also consented to the entry of a settlement (the “Consent”) relating to the SEC’s complaint against VimpelCom, which charged violations of the anti-bribery, books-and-records and internal controls provisions of the FCPA. On February 22, 2016, the District Court issued a final judgment that affirmed the terms of the Consent and permanently enjoined the Company from future violations of law. Pursuant to the Consent, VimpelCom agreed to a judgment ordering disgorgement of US$375, to be satisfied by the forfeiture to the DOJ of US$40, the disgorgement to the OM of US$167.5, and a payment to the SEC of US$167.5.

The DPA, the guilty plea, the Dutch Settlement Agreement and the Consent comprise the terms of the resolution of the Company’s potential liabilities in the previously disclosed DOJ, SEC and OM investigations regarding VimpelCom and Unitel.

All amounts to be paid under the DPA, the guilty plea, the Dutch Settlement Agreement and the Consent were paid in February and March 2016 and were included in the provision made by VimpelCom in its financial statements for the year ended December 31, 2015. The remaining provision of US$105 mainly covers expected direct and incremental legal expenses associated with this resolution. Under the DPA, the DOJ will defer criminal prosecution of VimpelCom for a term of three years. If VimpelCom remains in compliance with all terms of the DPA during its term, the charges against VimpelCom will be dismissed with prejudice. Under the DPA and pursuant to the Consent, VimpelCom also represented that it has implemented and agreed that it will continue to implement a compliance and ethics program designed to prevent and detect violations of the FCPA and other applicable anti-corruption laws throughout its operations.

Under the DPA and the Consent, VimpelCom agreed to appoint an independent compliance monitor (the “monitor”). Pursuant to the DPA and the Consent, the monitorship will continue for a period of three years, and the term of the monitorship may be terminated early or extended depending on certain circumstances, as ultimately determined and approved by the DOJ and SEC. If the DOJ determines that VimpelCom has violated the DPA, the DOJ, in its sole discretion, may commence prosecution of the Company for the conduct covered by the DPA or extend the period of the DPA for up to one year. The monitor will assess and monitor VimpelCom’s compliance with the terms of the DPA and Consent by evaluating, among other things, VimpelCom’s corporate compliance program, internal accounting controls, recordkeeping and financial reporting policies and procedures. The monitor may recommend changes to our policies, procedures, and internal accounting controls that we must adopt unless they are unduly burdensome or otherwise inadvisable, in which case we may propose alternatives, which the DOJ and the SEC may or may not accept.

Additionally, we have incurred significant costs in connection with our retention of legal counsel and other vendors/advisors and the internal investigation undertaken in connection with these matters. Other than what has been provided for as part of the settlement, we currently cannot estimate the costs that we are likely to incur in connection with compliance with the DPA, the Consent and the Dutch Settlement Agreement, including the ongoing obligations to cooperate with the agencies regarding their investigations of other parties, the monitorship, and the costs of implementing the changes, if any, to our policies and procedures required by the monitor. However, such costs could be significant.

Furthermore, the DOJ has initiated two asset forfeiture proceedings alleging that various funds located in various jurisdictions were amassed in violation of U.S. law. The relevant complaints include allegations regarding conduct by multiple companies related to the telecommunications sector in Uzbekistan, including VimpelCom, Unitel and Takilant. However, VimpelCom and Unitel are not defendants in these actions, and VimpelCom and Unitel do not possess or otherwise have any claims against the assets involved in the litigation. The allegations involving VimpelCom and Unitel are the same facts covered by the agreements by VimpelCom and Unitel with the DOJ, SEC and OM. Specifically, on June 29, 2015, the DOJ filed a civil complaint in the Southern District Court of New York, seeking the forfeiture of US$300 of property located in Belgium, Ireland and Luxembourg that it claims was derived in violation of U.S. law. On July 10, 2015, a federal judge signed warrant orders allowing the DOJ to proceed with forfeiture actions as described in the complaint. In that case, on January 11, 2016, the Southern District Court of New York entered a partial default judgment against all potential claimants to the subject property other than the Republic of Uzbekistan. On February 18, 2016, the DOJ filed a second civil complaint, seeking forfeiture of US$550 held in Swiss bank accounts, which it claims was similarly derived in violation of U.S. law. On February 23, 2016, a federal judge signed a warrant order in that case, allowing it to move forward.

25	Related parties

As of December 31, 2015, the Company is primarily owned by two major shareholders: LetterOne and Telenor. The Company has no ultimate controlling shareholder.

The following table provides the total amount of transactions that have been entered into with related parties and balances of accounts with them for the relevant financial periods:

	December 31, 2015	December 31, 2014
Revenue from LetterOne	2	—
Revenue from Telenor	51	50
Revenue from associates and joint ventures	6	11
Revenue from discontinued operations (Note 6)	60	40
Revenue from other related parties	6	10
Finance income from related parties	1	2

	126	113

Services from LetterOne	8	3
Services from Telenor	44	57
Services from associates and joint ventures	20	37
Services from discontinued operations (Note 6)	5	3
Services from other related parties	5	10
Finance costs to discontinued operations (Note 6)	—	44
Finance costs to other related parties	1	1

	83	155

	December 31, 2015	December 31, 2014
Accounts receivable from Telenor	10	11
Accounts receivable from associates and joint ventures	8	9
Accounts receivable from discontinued operations (Note 6)	84	—
Advances paid to associates and joint ventures	—	17
Accounts receivable from other related parties	1	1

	103	38

Accounts payable to Telenor	8	13
Accounts payable to associates and joint ventures	2	20
Accounts payable to discontinued operations (Note 6)	146	—
Accounts payable to other related parties	—	1

	156	34

Major Shareholders

The following table sets forth information with respect to the beneficial ownership of VimpelCom as of December 31, 2015 by each person who is known by us to beneficially own 5.0% or more of our common or convertible preferred shares. As of December 31, 2015, we had 1,756,731,135 issued common shares and 305,000,000 issued convertible preferred shares (Note 22). None of our shareholders has different voting rights.

Shareholder	Number of VimpelCom Ltd. Common Shares	Percent of VimpelCom Ltd. Common Shares	Number of VimpelCom Ltd. Preferred Shares	Percent of VimpelCom Ltd. Voting Shares
L1T VIP Holdings S.à r.l	986,572,563	56.2%	—	47.9%
Telenor East Holding II AS	580,578,840	33.0%	305,000,000	43.0%

Related Party Transactions with Major Shareholders and their Affiliates

Related Party Transactions with Telenor and its Affiliates

Service Agreements

VimpelCom is a party to a service agreement with Telenor, dated as of March 8, 2011, under which Telenor renders to VimpelCom or its affiliates services related to telecommunication operations, including management advisory services, training, technical assistance and network maintenance, industry information research and consulting, implementation support for special projects and other services as mutually agreed by Telenor and VimpelCom. VimpelCom pays Telenor annually US$1.5 for the services.

A number of our operating companies have roaming agreements with the following mobile operators that are Telenor affiliates: Grameenphone Limited (Bangladesh), Telenor Norge AS (Denmark), Telenor Magyarorszag Zrt. (Hungary), DiGi Telecommunications Sdn. Bhd. (Malaysia), Telenor (Montenegro), Telenor Pakistan (Pvt) Ltd. (Pakistan), Telekom d.o.o. (Serbia), Telenor Sverige AB (Sweden) and Total Access Communication Public Company Limited (dtac) (Thailand).

Related Party Transactions with LetterOne and its Affiliates

Service Agreements

VimpelCom is a party to a General Services Agreement with LetterOne Corporate Advisor Limited, dated December 1, 2010, under which LetterOne Corporate Advisor Limited renders to VimpelCom and its affiliates services related to telecommunication operations, including management advisory services, training, technical assistance and network maintenance, industry information research and consulting, implementation support for special projects and other services as mutually agreed by LetterOne Corporate Advisor Limited and VimpelCom. VimpelCom pays LetterOne Corporate Advisor Limited annually US$1.5 for the services. VimpelCom is also party to a Consultancy Deed with LetterOne Corporate Advisor Limited, dated August 21, 2013, under which LetterOne Corporate Advisor Limited provides additional consultancy services to VimpelCom for which VimpelCom pays annually US$3.5. The General Services Agreement and Consultancy Deed were originally entered into by VimpelCom and Altimo Management Services Ltd., but the latter was replaced first by LetterOne Corporate Advisor Limited pursuant to a Deed of Assignment and Novation dated June 3, 2014, and later by LIHS Corporate Advisor Limited pursuant to a Deed of Novation and Amendment dated January 14, 2016.

Related Party Transactions with Joint Ventures and Associates

Euroset

PJSC VimpelCom has commercial contracts with Euroset, which became an associate in October 2008. In 2015 PJSC VimpelCom recognized US$5 of revenue from Euroset primarily for mobile and fixed line services and from the sale of equipment and accessories. PJSC VimpelCom accrued to Euroset certain expenses totaling US$20 in 2015, primarily dealer commissions and bonuses for services for acquisition of new customers, customer care and receipt of customers’ payments.

Balances and transactions from discontinued operations (Note 6)

Following the reclassification of the operations in Italy as an asset held for sale and discontinued operation, the intercompany positions between the continued and discontinued portions of the Group were no longer eliminated. Consequently, the outstanding balances and transactions occurred are treated as Related Party mainly representing regular business activities, i.e. roaming and interconnect.

Prior to classification as held for sale and discontinued operations, on February 27, 2015, the Company’s fully owned subsidiary in Italy, WIND Telecomunicazioni S.p.A. (“WIND Italy”), entered into a definitive agreement for the sale of 90% of the shares of WIND Italy’s fully owned subsidiary Galata S.p.A. to Abertis Telecom Terrestre SAU. Following the closing of this transaction in March 2015, Galata S.p.A. is treated in Italy as an Investment in Associate, and therefore it continues to be presented as a Related Party transactions in the Company’s IFRS consolidated financial statements.

Compensation of key management personnel of the Company

Members of the Supervisory Board and Management Board of the Company are the key management personnel. The following table sets forth the total compensation paid to key management personnel:

	2015	2014	2013
Short-term employee benefits	36	26	27
Long-term employee benefits	27	19	12
Share-based payment transactions	3	2	11
Termination benefits	2	1	1

Total compensation paid to key management personnel	68	48	51

Each of our unaffiliated directors currently receives an annual retainer of EUR 150,000 (approximately US$163 thousand). Each affiliated director receives an annual retainer of EUR 40,000 (approximately US$43 thousand), and our current chairman of the Supervisory Board receives an additional annual retainer of EUR 4,000 (approximately US$4 thousand). In addition, each unaffiliated director who serves on any official committees of our Supervisory Board receives additional annual compensation of EUR 30,000 (approximately US$33 thousand) per committee (for serving as the head of any such committee) or EUR 25,000 (approximately US$27 thousand) committee (for serving as a member of any such committee). All of our directors are reimbursed for expenses incurred in connection with service as a member of our Supervisory Board. For this purpose, the term “unaffiliated director” means a director that is not an “Affiliate” (as defined in the Company’s bye-laws) nor employed by an Affiliate of the Company and “affiliated director” means a director who is not an “unaffiliated director”.

In addition, until 2012 our directors who were not employees were able to participate in a phantom stock plan, pursuant to which they each receive up to a maximum of 20,000 phantom ADSs per year, with an additional 10,000 phantom ADSs granted to the chairman of the Supervisory Board and an additional 10,000 phantom ADSs granted to each director for serving as head of any official committee of the Supervisory Board. This plan was terminated as of 2012 and replaced by the Director Investment Plan discussed below. As of December 31, 2015, an aggregate of 280,000 phantom ADSs were outstanding, all of which were exercisable as of such date. No phantom ADSs were granted or exercised in 2015.

In addition, members of our senior Management and Supervisory Board are eligible to participate in cash based long term incentive plans discussed below.

To the extent that the exercise terms have not expired, our senior managers also remain eligible for their existing stock option plans and stock appreciation rights (“SARs”), plan discussed below. In 2015, no new grants were made under these plans.

Executive Investment Plan and Director Investment Plan

In March 2012, we adopted the VimpelCom Ltd. Executive Investment Plan (“EIP”) in which certain members of our senior management may participate, and in August 2012, we adopted the VimpelCom Ltd. Director Investment Plan (“DIP”) in which members of our Supervisory Board may participate. Under the EIP and DIP, participants were invited to personally invest in our common shares. At the time of their investment, participants were awarded matching options to acquire a number of matching shares at the end of a specified performance period if, at the end of that performance period, certain performance conditions and other conditions set out in the plan documents have been met. If all conditions to vesting have been met, the number of matching shares that participants will receive when they exercise their options is based on a multiple of their initial investment.

The EIP and DIP are administered by the compensation committee of our Supervisory Board. The compensation committee determines the timing of awards, the performance conditions and performance period for the vesting of the matching options. In the case of the EIP, the compensation committee also determines which members of our senior management will receive invitations.

In June 2012, the compensation committee made an offer to certain members of senior management to participate in the EIP, and in August 2012, the compensation committee made an offer to members of our Supervisory Board to participate in the DIP. The matching options awarded in connection with these offers were subject to a two-year performance period and performance conditions set out in the respective plan’s documents, as well as the terms of such plan. The relevant performance conditions were not met at the vesting date at the end of the performance period (or, for certain members of senior management whose employment terminated in 2014 before the end of the two-year period, at the last date of employment). Accordingly, the matching options awarded in 2012 did not vest and were not exercised in 2014. In March 2013 and June 2014, the compensation committee again made offers to certain members of senior management to participate in the EIP and to members of our Supervisory Board to participate in the DIP, both under substantially the same terms and conditions as applicable to the 2012 offers. With respect to the 2014 offers, a number of participants in the 2013 EIP and 2013 DIP offers elected to exchange their 2013 participations for 2014 participations, and the applicable 2013 participations were forfeited upon this exchange.

With respect to the 2013 participations under the EIP and DIP the relevant performance conditions were not met at the vesting date at the end of the performance period in (or, for certain members of senior management whose employment terminated in 2015 before the end of the two-year period, at the last date of employment). Accordingly, the matching options awarded in 2013 did not vest and were not exercised in 2015.

In 2014 the last offers under the EIP were made, and no offers were made under the DIP. The 2014 EIP awards are scheduled to vest in 2016, if the relevant performance conditions are met. After the 2014 EIP awards were made, the EIP and DIP were discontinued.

Stock Option Plans

On April, 21 2010, we adopted the VimpelCom 2010 Stock Option Plan, under which certain of our, and our subsidiaries, affiliates, officers, employees, directors and consultants are eligible for grants of options to acquire our common shares. Options under the 2010 Stock Option Plan may be granted by VimpelCom Ltd. or our affiliates. The 2010 Stock Option Plan is administered by the compensation committee of our Supervisory Board, which committee determines to whom options are granted under the plan, the number of options that are granted and the terms and conditions of option grants, including the exercise price per share.

The Company has granted options to a selected number of senior management members based on similar terms and conditions as applicable to the 2010 Stock Option Plan. As of December 31, 2015, options to acquire approximately 280,000 of our common shares were outstanding based on 2010 Stock Option Plan, all of which were exercisable as of such date. In addition, 575,480 options were exercised and 639,697 options lapsed or were cancelled in 2015, for example in connection with the termination of employment. The exercise prices of the options outstanding as of December 31, 2015, ranged from US$15.15 per share to US$10.42 per share. The options granted generally vest at varying rates over a two- or three-year period, subject in some instances to the attainment of performance targets, and vesting periods for certain employees will be accelerated if certain events specified in the 2010 Stock Option Plans occurs. The options outstanding as of December 31, 2015 are exercisable from dates ranging from the present date to December 31, 2017. If a plan participant ceases to be an employee of the Company or any of our affiliates (other than due to death or disability or for cause) or ceases to otherwise be eligible to participate in the plan, the individual will generally have the right to exercise vested options upon the earlier to occur of (a) the date of expiration of his option agreement and (b) the end of the first open trading window period following the effective date of termination of employment. In case of death or permanent disability of a plan participant, his or her beneficiaries generally will automatically acquire the right to exercise those options that have vested prior to the plan participant’s death or permanent disability for the earlier of (i) 190 days and 90 days in the event of death and permanent disability, respectively, and (ii) December 31, 2017. If a plan participant ceases to be an employee for cause, then generally the right to exercise options will terminate immediately unless waived by the stock option committee discussed above.

SARs Plan

The Company has granted SARs to a selected number of senior management members based on similar terms and conditions as applicable to the 2010 Stock Option Plan. In 2013 most of these SARs granted were surrendered due to the introduction of the 2013-2015 Cash Based Long Term Incentive Plan discussed below. Participants of the 2013-2015 Cash Based Long Term Incentive Plan surrendered all unvested SAR tranches to become eligible for the 2013-2015 Cash Based Long Term Incentive Plan; only vested tranches (as of December 31, 2012) could be retained. As of December 31, 2015, 308,333 SARs remained outstanding, all of which were exercisable as of such date.

2013-2015 Cash Based Long Term Incentive Plan

In 2013, a cash based Long Term Incentive Plan was adopted for senior management. Under the 2013-2015 Cash Based Long Term Incentive Plan, the target amount that can be earned during the three year performance period is determined at the time of the grant. The actual amount that can be earned is subject to the attainment of key performance indicators (“KPIs”), which KPIs are set at the grant date for the duration of the three year performance period. The bonus vests in three annual tranches, assuming a full time participation in the plan as of January 1, 2013 up to and including 2015. All unvested tranches lapse if the employment is terminated before the end of the performance period.

In 2015, approximately EUR 3.6 million (approximately US$4) was banked/paid in relation to amounts vested under the 2014 tranche. The total of target bonus amounts for the 2015 tranches was US$ nil, as the 2013-2015 Cash Based Long Term Incentive Plan was discontinued from January 1, 2015 and replaced by the Value Growth Cash Based Long Term Incentive Plan discussed below.

2014-2016 and 2015 – 2017 Cash Based Long Term Incentive Plan

In January 2015, a new cash based Long Term Incentive Plan was adopted for senior management, replacing the 2013-2015 Cash Based Long Term Incentive Plan discussed above. Under the 2014-2016 Value Growth Cash Based Long Term Incentive Plan, awards are granted annually, the vesting of which is subject to the attainment of KPIs over a three and a half year performance period (January 1, 2014 to June 30, 2017 for the first awards. The maximum target amount that may be earned under an award is determined at the time of the grant. The vesting of an award is subject to continued employment (except in limited “good leaver” circumstances) and to the compensation committee’s determination of the attainment of KPIs after the relevant performance period (in the third quarter of 2017 for the first awards, and in the third quarter of 2018 for the second award). For participants joining after the start of a performance period, vested awards will be subject to pro-rata reduction. Awards may vest early upon the occurrence of certain corporate events relating to VimpelCom Ltd., subject to the compensation committee’s determination of the attainment of KPIs at the time of the relevant event and a potential pro-rata reduction to reflect the early vesting.

As of December 31, 2015, the total target amount (all unvested) granted under the 2014 and 2015 awards of the 2014-2016 Cash Based Long Term Incentive Plan was approximately US$22.

Director Cash Based Long Term Incentive Plan

In December 2014, our Supervisory Board approved a cash based Long Term Incentive Plan for our unaffiliated directors (the “Director LTI Plan”). Under the Director LTI Plan, awards are granted annually, covering a three year performance period (January 1, 2014 to December 31, 2016 for the first awards, with an additional performance measurement over the first six months of 2017 and, January 1, 2015 to June 30, 2018 for the second awards). The actual amount that may be earned under an award is determined on the basis of the annual retainer of the unaffiliated director and the actual payout to headquarters participants in the corresponding tranches of the Value Growth Cash Based Long Term Incentive Plan. For participants leaving before the end, or joining after the start, of a performance period, vested awards will be subject to pro-rata reduction, provided that the participant has served as an unaffiliated director for at least 12 months during the performance period. Awards may vest early upon the occurrence of certain corporate events relating to VimpelCom Ltd., subject to the compensation committee’s determination of the attainment of KPIs at the time of the relevant event and a potential pro-rata reduction to reflect the early vesting.

As of December 31, 2015, the total amount granted under the 2014 and 2015 awards of the Director LTI Plan was approximately EUR 0.9 million (approximately US$1).

26	Risks, commitments, contingencies and uncertainties

Risks

Currency control risks

The imposition of currency exchange controls or other similar restrictions on currency convertibility in the countries in which VimpelCom operates, including Ukraine, Algeria, Bangladesh and Uzbekistan, could limit VimpelCom’s ability to convert local currencies or repatriate local cash in a timely manner or at all, as well as remit dividends from the respective countries. Any such restrictions could have a material adverse effect on VimpelCom’s business, financial condition and results of operations. The continued success and stability of the economies of these countries will be significantly impacted by their respective governments’ continued actions with regard to supervisory, legal and economic reforms. Refer to Note 6 for further information regarding the Company’s agreement to resolve its disputes, including as it relates to currency restrictions, with the Algerian Government.

Domestic and global economy risks

The economies of countries where VimpelCom operates are vulnerable to market downturns and economic slowdowns elsewhere in the world. The respective governments of these countries continue to take measures to support the economies in order to overcome the consequences of the global financial crisis. Despite some indications of recovery, there continues to be uncertainty regarding further economic growth, access to capital and cost of capital, which could negatively affect the Company’s future financial position, results of operations and business prospects.

In addition, the Company has significant operations in Russia and Ukraine, which represents 53% and 21% of the Company’s revenues and assets excluding intercompany transactions and balances, respectively. Both countries are currently experiencing a period of significant political and macroeconomic volatility, the outcome of which cannot be predicted and could negatively affect the Company’s financial position, results of operations and business prospects.

While management believes it is taking the appropriate measures to support the sustainability of VimpelCom’s business in the current circumstances, unexpected further deterioration in the areas could negatively affect the Company’s results and financial position in a manner not currently determinable.

Change in law and compliance risks

In the ordinary course of business, VimpelCom may be party to various legal and tax proceedings, including as it relates to compliance with the rules of the telecom regulators in the countries in which VimpelCom operates, competition law and anti-bribery and corruption laws, including the U.S. Foreign Corrupt Practices Act (“FCPA”). Non-compliance with such rules and laws may cause VimpelCom to be subject to claims, certain of which may relate to the developing markets and evolving fiscal and regulatory environments in which VimpelCom operates. In the opinion of management, VimpelCom’s liability, if any, in all pending litigation, other legal proceeding or other matters, other than what is discussed in this Note, will not have a material effect upon the financial condition, results of operations or liquidity of VimpelCom.

VimpelCom’s operations and financial position will continue to be affected by political developments in the countries in which VimpelCom operates including the application of existing and future legislation, and telecom and tax regulations. These developments could have a significant impact on VimpelCom’s ability to continue operations. VimpelCom does not believe that these contingencies, as related to its operations, are any more significant than those of similar enterprises in such countries.

Tax risks

The tax legislation in the markets in which VimpelCom operates is unpredictable and gives rise to significant uncertainties, which could complicate our tax planning and business decisions. Tax laws in many of the emerging markets in which we operate have been in force for a relatively short period of time as compared to tax laws in more developed market economies. Tax authorities in our markets are often somewhat less advanced in their interpretation of tax laws, as well as in their enforcement and tax collection methods.

Any sudden and unforeseen amendments of tax laws or changes in the tax authorities’ interpretations of the respective tax laws and/or double tax treaties, could have a material adverse effect on our future results of operations, cash flows or the amounts of dividends available for distribution to shareholders in a particular period (e.g. introduction of transfer pricing rules, Controlled Foreign Operation (“CFC”) legislation and more strict tax residency rules).

Management believes that VimpelCom has paid or accrued all taxes that are applicable. Where uncertainty exists, VimpelCom has accrued tax liabilities based on management’s best estimate. From time to time, we may also identify tax contingencies for which we have not recorded an accrual. Such unaccrued tax contingencies could materialize and require us to pay additional amounts of tax.

Licenses’ risks

We are required to meet certain terms and conditions under our licenses (such as nationwide coverage and network build-out requirements), including meeting certain conditions established by the legislation regulating the communications industry. If we fail to comply with the conditions of our licenses or with the requirements established by the legislation regulating the communications industry, or if we do not obtain or comply with permits for the operation of our equipment, use of frequencies or additional licenses for broadcasting directly or through agreements with broadcasting companies, the applicable regulator could decide to levy fines, suspend, terminate or refuse to renew the license or permit. Such regulatory actions could adversely impact our ability to carry out divestitures in the relevant jurisdictions.

The occurrence of any of these events could materially harm our ability to build out our networks in accordance with our plans and to retain and attract customers, could harm our reputation and could harm our business, financial condition, results of operations, cash flows and prospects.

Certain debt covenants

On October 5, 2015, Telenor announced that it will not convert its 305,000,000 VimpelCom voting preferred shares into VimpelCom common shares. If the preferred shares owned by Telenor are not converted by April 15, 2016, pursuant to the terms of VimpelCom’s bye-laws, the preferred shares will be immediately redeemed by VimpelCom at a redemption price of US$0.001 per share and will cease to be outstanding, with the effect of potentially increasing the percentage of voting shares held by other shareholders and decreasing Telenor’s percentage of voting shares. Some of our debt agreements (representing US$1,415 in outstanding indebtedness) have “change of control” provisions that may require us to make a prepayment if a person or group of persons (with limited exclusions) acquire beneficial or legal ownership of or control over more than 50.0% of our share capital. If such a change of control provision is triggered and the Company fails to agree with lenders on the necessary amendments to the loan documentation, it could lead to these obligations becoming immediately due and payable, and having them presented as current liabilities in the statement of financial position.

Commitments

Capital commitments for the future purchase of equipment and intangible assets are as follows:

	2015	2014*	2013*
Less than 1 year	182	73	212
Between 1 and 3 years	26	—	3

Total	208	73	215

*	Excluding capital commitments of the Group’s operations in Italy as of December 31, 2014 and 2013 of US$603 and US$685, respectively.

Telecom Licenses Capital Commitments

VimpelCom’s ability to generate revenue in the countries it operates is dependent upon the operation of the wireless telecommunications networks authorized under its various licenses under GSM-900/1800 and “3G” (UMTS / WCDMA) mobile radiotelephony communications services and “4G” (LTE). Under the license agreements, operating companies are subject to certain commitments, such as territory or population coverage, level of capital expenditures, and number of base stations to be fulfilled within a certain timeframe. After expiration of the license, our operating companies might be subject to additional payments for renewals, as well as new license capital and other commitments.

In July 2012, PJSC VimpelCom was awarded a mobile license, a data transmission license, a voice transmission license and a telematic license for the provision of LTE services in Russia. The roll-out of the LTE network will occur through a phased approach based on a pre-defined schedule pursuant to the requirements of the license. The LTE services were launched in the middle of 2013 and offered in six regions in Russia by the end of the year. The services must be extended to a specific number of additional regions each year through to December 1, 2019 by when services must cover all of Russia. PJSC VimpelCom is required to comply with the following conditions among others under the terms of the license: (i) invest at least RUB 15 billion (approximately US$206) in each calendar year, for which the Company continues to comply with to date in the construction of its federal LTE network until the network is completed, which must occur before December 1, 2019; (ii) provide certain data transmission services in all secondary and higher educational institutions in specified areas; and (iii) provide interconnection capability to telecommunications operators that provide mobile services using virtual networks in any five regions in Russia not later than July 25, 2016.

Apple

On October 4, 2013, PJSC VimpelCom and Apple RUS (“Apple”) signed an agreement regarding VimpelCom’s purchase of iPhones from Apple. Under the agreement, a specified number of iPhones handsets are to be ordered by PJSC VimpelCom each quarter between October 4, 2013 and June 30, 2016 according to a schedule. Pursuant to the agreement, PJSC VimpelCom must acquire a minimum of 600,000 iPhone handsets during the period of the agreement. If PJSC VimpelCom does not comply with the schedule and certain other terms of the agreement, then according to the agreement, PJSC VimpelCom could become liable for the shortfall in orders of iPhone handsets. The Company plans to fulfill its purchase obligations of the total number of equipment by the date mentioned in the agreement.

Operating lease commitments

Operating lease commitments are as follows:

	2015	2014	2013
Less than 1 year	60	209	297
Between 1 and 5 years	153	365	478
More than 5 years	66	200	315

Total	279	774	1,090

Operating lease commitments mainly relate to the lease of base station sites and office spaces. Operating leases can be renewed but may be subject to renegotiations with lessors.

Contingencies

VimpelCom - Securities Class Action

On November 4, 2015, a class action lawsuit was filed in the United States against VimpelCom and certain of its current and former officers by Charles Kux-Kardos, on behalf of himself and other investors in the Company alleging certain violations of the United States federal securities laws in connection with the Company’s public disclosures relating to its operations in Uzbekistan. On December 4, 2015, a second complaint was filed by Westway Alliance Corp. that asserts essentially the same claims in connection with essentially the same disclosures.

The appointment of lead plaintiff has not been determined yet by the Court and, consequently, the operative, consolidated amended complaint is not yet on file.

The Company is currently reviewing the lawsuits and their implications, which remain in their early stages, and intends to vigorously defend against these claims.

GTH - Iraqna Litigation

On November 19, 2012, Atheer Telecom Iraq Limited (“Atheer”, an affiliate of the Zain Group) initiated English High Court proceedings in London against Orascom Telecom Iraq Ltd. (“OTIL”) (a Maltese subsidiary of GTH) and GTH in relation to a dispute arising out of the sale by OTIL of its Iraqi mobile subsidiary, Iraqna, in 2007 to Atheer. Atheer’s claim is founded on the tax covenants in the underlying share purchase agreement (“Iraqna SPA”) between the parties. In particular, Atheer is seeking declarations from the Court that OTIL and GTH are liable to indemnify it in respect of three alleged tax liabilities: (i) a capital gains tax liability in the sum of IQD 219 billion (US$198), which Atheer claims is in respect of the transaction that formed the subject-matter of the Iraqna SPA; (ii) an income tax liability in the sum of approximately IQD 96 billion (US$87) in respect of the years 2004-2007; and (iii) a withholding tax liability in the sum of approximately IQD 7 billion (US$6). OTIL and GTH dispute these claims and are vigorously defending them.

The dispute was listed for trial on July 20, 2015. As a result of delays by Atheer in providing disclosure, occasioning the parties to amend their respective statements of case, the trial has now been adjourned to the week commencing November 14, 2016. Atheer’s amendments included withdrawing its claim for unjust enrichment in the amount of IQD 219 billion (US$198) and conceding that its contractual claims are capped at a total possible recovery of US$60.

GTH - Licence Fees Tax Litigation

The Egyptian Tax Authority (“ETA”) conducted a review of GTH’s tax filings for the years 2000-2004. Following the review, in May 2010, the Internal Committee of the ETA assessed additional tax liabilities in the amount of approximately EGP 2 billion (US$256) against GTH for these years. The basis for the assessment was that, according to the ETA, GTH’s investments in Algeria, Syria, Iraq, Tunisia and Sub-Saharan Africa during these years were actually license fees paid to foreign governments for which Egyptian withholding tax was due according to Egyptian tax laws.

GTH challenged the Internal Committee’s ETA’s assessment before the Appellate Committee of the ETA. On May 14, 2012, the Appellate Committee cancelled the Internal Committee’s assessment of EGP 2 billion (US$256) in part and reduced the assessed amount to EGP 323 million (US$41).

GTH agreed to pay the assessed amount of EGP 323 million (US$41.3) in instalments on a without prejudice basis, which it has satisfied, and also appealed the Appellate Committee’s decision to the North Cairo Court of First Instance. The ETA also challenged the Appellate Committee’s decision and is seeking to reinstitute its original assessment of EGP 2 billion (US$256) plus late payment interest. The proceedings remain ongoing before the court.

Separately, on January 18, 2016, GTH, through its tax advisors, received a demand from the ETA claiming an amount of EGP 429 million (US$55) in late payment interest on the Appellate Committee’s assessment of EGP 323 million (US$41). The demand threatened administrative seizure of GTH’s assets in the event of non-payment. On February 17, 2016, GTH filed an appeal in the Administrative Court to challenge the demand and intends to vigorously defend itself.

GTH - Iraqi Profits and Dividends Tax Litigation

Tax year 2005

In March 2011, the ETA conducted an audit of GTH’s tax filings for the year 2005. Following its review, the ETA concluded that income derived by OTIL from Iraqna (“OTIL-Iraqna Income”) for that year should be included in GTH’s tax return and taxed at 20%, and accordingly claimed additional corporate income tax of EGP 235 million (US$30).

GTH challenged the ETA’s claim before the Internal Committee of the ETA arguing that the OTIL-Iraqna Income should be fully exempt from Egyptian corporate income tax pursuant to the Iraq-Egypt double taxation treaty.

On October 2, 2011, the Internal Committee ruled that the OTIL-Iraqna Income should be taxed at 20% in the amount of EGP 235 million (US$30) but that credit should be given for taxes paid by OTIL in Iraq. GTH’s appeal to the Appellate Committee of the ETA was dismissed on August 1, 2015.

On November 11, 2015, GTH appealed the Appellate Committee’s decision to the Administrative Court where proceedings are ongoing.

Separately, on January 18, 2016, GTH, through its tax advisors, received a demand from the ETA claiming an amount of EGP 235 million (US$30) assessed by the Appellate Committee together with late payment interest of EGP 258 million (US$33). The demand threatened administrative seizure of GTH’s assets in the event of non-payment. On February 17, 2016, GTH filed an appeal in the Administrative Court to challenge the demand and intends to vigorously defend itself.

Tax year 2007

During the audit conducted by the ETA in 2011 in respect GTH’s tax filings for the year 2007, the ETA concluded that GTH owed additional corporate income tax of EGP 282 million (US$36) in respect of dividends distributed by Iraqna to OTIL in 2007. After GTH disputed the claim on the basis of the Iraq-Egypt double taxation treaty, the ETA referred the dispute to the Internal Committee, who upheld the ETA’s position.

GTH appealed the Internal Committee’s decision to the Appeal Committee where proceedings are ongoing.

Wind Telecomunicazioni - Fastweb Litigation

On January 2, 2014, Fastweb filed a claim against Wind based on antitrust proceedings no. A/357 pursuant to which the Italian Antitrust Authority concluded in August 2007 that Wind and Telecom Italia had abused their dominant positions in the wholesale termination market in favor of their respective internal commercial divisions to the detriment of the competitors in the fixed market. Fastweb has claimed damages of approximately €138 million (US$150) from Wind for alleged losses suffered as a result of Wind’s breach of competition law.

Wind is challenging the claim before the Civil Court of Rome on substantive and procedural grounds, which remain ongoing and will be defended vigorously.

KaR-Tel - Turkish Savings Deposit Insurance Fund Litigation

In 2005, the Savings Deposit Insurance Fund (the “SDIF”), a Turkish state agency responsible for collecting state claims arising from bank insolvencies, issued a Payment Order (the “Payment Order”) against KaR-Tel for TRY 7.55 billion (approximately US$2,588). The Payment Order was based on the SDIF’s claim against the Turkish Uzan Group, which the Fund alleged was a debtor of T. Imar Bankasi, an insolvent Turkish bank. Two entities in the Uzan Group (the “Former Shareholders”) held a 60% equity interest in KaR-Tel until November 2003 when KaR-Tel redeemed the Former Shareholders’ equity interest pursuant to a decision of the Almaty City Court of June 6, 2003, which was confirmed by the Kazakhstan Supreme Court on July 23, 2003 (the “Kazakh Judgment”).

On October 20, 2009, KaR-Tel filed with the Sisli 3d Court of the First Instance in Istanbul an application for the recognition of the Kazakh Judgment in Turkey. Following a number of hearings and appeals, on January 30, 2013, the Supreme Court upheld earlier court decisions and confirmed the recognition of the Kazakh Judgment in Turkey.

On October 20, 2009, KaR-Tel also filed with the 4th Administrative Court of Istanbul (the “4th Administrative Court”) a petition asking the court to treat the recognition of the Kazakh Judgment as a court precedent and to suspend the enforcement proceedings in relation to the Payment Order. On October 25, 2010, the 4th Administrative Court ruled that the Payment Order was illegal and annulled it. The Court’s decision was appealed by the SDIF.

On March 22, 2012, the SDIF’s appeal of the decision of the 4th Administrative Court was reviewed by the Prosecution Office of the Council of State and sent to the 13th Chamber of the Council of State (the “Chamber”) for review on the merits.

On April 10, 2015, the Chamber upheld the decision of the 4th Administrative Court and ruled in KaR-Tel’s favor. The SDIF filed a claim for correction of the Chamber’s decision on June 8, 2015.

KaR-Tel maintains that the SDIF’s claim is without merit and intends to pursue its rights vigorously.

Collateral

VimpelCom Amsterdam B.V. has pledged cash and cash equivalents as per December 31, 2015 for US$ nil (2014: US$47) with Citibank and Crédit Agricole as security for the Hermes loans of OTA. B.V. VimpelCom Finance S. à r.l. has a pledged short term deposits as per December 31, 2015 for US$20 (2014: US$20) with ANZ Bank as security for the loan provided by the same bank to VimpelCom Lao Ltd. The loan from ANZ Bank was repaid on January 29, 2016 and the related deposit was released as well. Global Telecom Holding S.A.E has a deposit outstanding as per December 31, 2015 for US$67 (2014:US$0) with HSBC Bank to guarantee financing in Omnium Telecom Algeria S.p.A for a total amount of DZD 5.0 billion (approximately US$47 as of December 31, 2015).

Contingent tax liabilities

Multinational groups of the size of VimpelCom are exposed to varying degrees of uncertainty related to tax planning changes in tax law and periodic tax audits. VimpelCom accounts for its income taxes on the basis of its own internal analyses, supported by external advice. VimpelCom continually monitors its global tax position, and whenever uncertainties arise, VimpelCom assesses the potential consequences and either accrues the liability or discloses a contingent liability in its financial statements, depending on the strength of the Company’s position and the resulting risk of loss.

Uncertainties

Political risk in Russia and Ukraine

The current situation in Russia and Ukraine, and the related responses of the United States, member states of the European Union, the European Union itself and certain other nations, have the potential to materially adversely affect our business in Russia and Ukraine where we have significant operations, which in turn could materially harm our financial condition, results of operations, cash flows and prospects.

In connection with the situation in Russia and Ukraine, the United States, the European Union and a number of countries have imposed (i) sanctions that block the property of certain designated businesses, organizations and individuals, (ii) sectoral sanctions that prohibit certain types of transactions with specifically designated businesses operating in certain sectors of the Russian economy, currently financial services, energy and defense, and (iii) territorial sanctions restricting investment in and trade with Crimea. The U.S. and EU sanctions (including the sectoral sanctions) apply to entities owned and/or controlled by sanctions designated entities and individuals and, accordingly, may extend beyond Russia and Ukraine. In addition, the United States and the European Union have implemented certain export control restrictions related to Russia’s energy sector and military capabilities. Ukraine has also enacted sanctions with respect to certain Russian entities and individuals. Russia has responded with countermeasures to such international and Ukrainian restrictions and sanctions, currently including limiting the import of certain goods from the United States, the European Union, Ukraine and other countries, imposing visa bans on certain persons, and imposing restrictions on the ability of Russian companies to comply with sanctions imposed by other countries. Russia recently announced sanctions against Turkey in response to an incident involving Russian and Turkish military aircraft in November 2015, including imposing a ban on Russian companies hiring Turkish workers and the imposition of visa requirements, as of January 1, 2016. Further sanctions, export controls and/or other measures, including sanctions on additional persons or businesses (including vendors, joint venture and business partners, affiliates and financial institutions) imposed by the United States, the European Union, Ukraine, Russia, and/or other countries, could materially adversely affect our business, financial condition, results of operations, cash flows and prospects.

Ukraine has assigned a “temporary occupied territories” status to Crimea and an “anti-terrorist operation zone” status to certain Eastern Ukraine regions which are currently not under the Ukrainian government’s control, and has imposed certain restrictions and prohibitions on trade in goods and services in such territories. Kyivstar shut down its network in Crimea in 2014 as well as its network in certain parts of Eastern Ukraine in 2015 and, in each case, has written off the relevant assets. Under terms of its telecommunications licenses, Kyivstar is obliged to provide services throughout Ukraine. Kyivstar has notified the regulatory authorities that Kyivstar has stopped providing services in these areas and has requested clarification from such authorities regarding telecommunications operations in such areas. Since September 2014, legislation has been in effect in Ukraine that authorizes the cancellation of telecommunications licenses for sanctioned parties. There can be no assurance that the escalation of the current situation will not lead to the cancellation or suspension of, or other actions under, certain or all of our Ukrainian telecommunications licenses, or other sanctions, which could have a material adverse effect on our business in Ukraine, which in turn could harm our business, financial condition, results of operations, cash flows and prospects.

The situation in Crimea and Eastern Ukraine has resulted, and may in the future result, in damage or loss of assets, disruption of services, and regulatory issues which has, and may in the future, adversely impact our group. In addition, if there were an extended continuation or further increase in conflict in Crimea, Eastern Ukraine or in the region, it could result in further instability and/or worsening of the overall political and economic situation in Ukraine, Russia, Europe and/or in the global capital markets generally, which could adversely impact our group. Moreover, the instability in Crimea and Eastern Ukraine specifically, and in the region more generally, economic sanctions and related measures, and other geopolitical developments (including with respect to the current conflict and international interventions in Syria) could harm our business, financial condition, results of operations, cash flows and prospects. In particular, we could be materially adversely impacted by a continued decline of the Russian ruble against the U.S. dollar or the Euro and the general economic performance of Russia.

Other contingencies and uncertainties

In addition to the individual matters mentioned above, the Company is involved in other disputes, litigation and regulatory inquiries and investigations, both pending and threatened, in the ordinary course of its business. The total value of all other individual contingencies above US$5 amounts to approximately US$110. The Company does not expect any liability arising from these contingencies to have a material effect on the results of operations, liquidity, capital resources or financial position of the Company. Furthermore, the Company believes it has provided for all probable liabilities arising in the ordinary course of its business.

For the ongoing matters described above, where the Company has concluded that the potential loss arising from a negative outcome in the matter cannot be estimated, the Company has not recorded an accrual for the potential loss. However, in the event a loss is incurred, it may have an adverse effect on the results of operations, liquidity, capital resources, or financial position of the Company.

27	Events after the reporting period

Amended revolving credit facility with Citibank Europe plc, UK Branch

On February 26, 2016, we sent an amendment request letter for the revolving credit facility for US$1.8 billion to Citibank Europe plc, UK Branch, acting as agent for the facility, requesting certain changes to the change of control provisions in the facility. This amendment was agreed to by the requisite majority of the lenders and was executed by Citibank Europe plc, UK Branch, as agent, in accordance with the terms of the facility. The amendment is now fully effective, having amended the revolving credit facility as stated therein.

Facility agreement with ING Bank N.V.

On January 29, 2016, VimpelCom Amsterdam B.V. signed a committed facility agreement with ING Bank N.V. for a U.S. dollar denominated Swedish export credit facility supported by Exportkreditnämnden (EKN), for a total principal amount of US$200. On March 7, 2016, the total principal amount available under the facility was partially cancelled in an amount of US$110. The purpose of the facility is to finance equipment and services provided to the subsidiaries of VimpelCom Amsterdam B.V. by Ericsson on a reimbursement basis. The committed facility bears interest at a rate of 6m LIBOR plus 1.08% per annum. The facility must be repaid in substantially equal semi-annual installments, with the final repayment on October 15, 2023. VimpelCom Holdings B.V. has guaranteed VimpelCom Amsterdam B.V.’s payment obligations under this facility.

Volatility of local currencies

Since December 31, 2015, several currencies demonstrated significant volatility against the U.S. dollar. In particular, between December 31, 2015 and March 28, 2016, the Ukrainian hryvnia depreciated against the U.S. dollar by 9% and the Kyrgyz som Georgian lari and Euro appreciated against the U.S. dollar by 7%, 3% and 3%, respectively. The maximum depreciation of the Russian ruble against the U.S. dollar during this period has been 15%, but on March 28, 2016, the Russian ruble appreciated against the U.S. dollar by 6%.

28	Condensed separate financial information of VimpelCom Ltd.

Certain of the consolidated entities by VimpelCom Ltd are restricted from remitting funds in the form of cash dividends or loans by a variety of regulations, contractual or local statutory requirements. These restrictions are related to standard requirements to maintain debt service coverage ratios and currency control regulations imposed by local governments in some countries where the Company operates.

The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4- 08 (e) (3) “General Notes to Financial Statements” and Rule 5-04 (c) “What schedules are to be filed” and concluded the restricted net assets exceed 25% of the consolidated net assets of the Company as of December 31, 2015. Therefore, separate condensed financial statements of VimpelCom Ltd. are presented.

The Company follows the accounting policies as described in Note 2 to the consolidated financial statements of VimpelCom Ltd. and its subsidiaries with the exception of its investments in subsidiaries for which the Company uses the equity method of accounting.

The separate financial statements should be read in conjunction with the Company’s consolidated financial statements and the accompanying notes thereto.

At December 31, 2015, VimpelCom Ltd. had restricted net assets of approximately US$2,731, or 71% of total net assets.

Condensed statement of financial position:

as of December 31, 2015 and 2014

	2015	2014
Non-current assets
Property and equipment	16	9
Intangible assets	6	7
Investments	5,270	5,575

Total non-current assets	5,292	5,591
Total current assets	171	116

Total assets	5,463	5,707

Equity	3,765	5,006
Non-current liabilities	561	561
Current liabilities	1,137	140

Total equity and liabilities	5,463	5,707

Condensed income statements:

for the years ended December 31, 2015, 2014 and 2013

	2015	2014	2013
Selling, general and administrative expenses	(1,251)	(213)	(136)
Depreciation and amortization	(5)	(4)	(2)
Total operating expenses	(1,256)	(217)	(138)
Finance income and costs	8	5	(2)
Other non-operating income	18	2	44
Share in result of subsidiaries after tax	575	(437)	(2,529)
Total non-operating income and expenses	601	(430)	(2,487)

Loss for the year	(655)	(647)	(2,625)

Condensed statements of comprehensive income:

for the years ended December 31, 2015, 2014 and 2013

	2015	2014	2013
Total comprehensive loss for the year, net of tax	(1,727)	(4,633)	(3,156)

Condensed statement of cash flows:

for the years ended December 31, 2015, 2014 and 2013

	2015	2014	2013
Net cash flows from operating activities	(266)	(149)	(108)

Investing activities
Purchase of property, plant and equipment and intangible assets	(11)	(7)	(7)
Receipt of dividends	0	75	1,949
Repayments of share premiums	309	134	0

Net cash flows used in investing activities	298	202	1,942

Financing activities
Proceeds from borrowings net of fees paid	87	23	0
Repayment of borrowings	(37)	(10)	(160)
Dividends paid to equity owners of the parent	(61)	(71)	(4,072)
Share capital issued and paid	0	0	1,393

Net cash flows generated from/(used in) financing activities	(11)	(58)	-2,839

Net increase (decrease) in cash and cash equivalents	21	(5)	(1,005)
Net foreign exchange difference	1	(1)	0
Cash and cash equivalents at beginning of period	17	23	1,028

Cash and cash equivalents at end of period	39	17	23

Amsterdam, March 31, 2016

VimpelCom Ltd.